Exhibit 99.25

FRANCO-NEVADA CORPORATION

NOTICE

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS

TO BE HELD ON MAY 12, 2010

FRANCO-NEVADA CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 12, 2010

The Annual and Special Meeting (the “Meeting”) of the shareholders of Franco-Nevada Corporation (the “Corporation”) will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Ontario M5X 1J2 on Wednesday, May 12, 2010, at 4:00 p.m. (Toronto time) for the following purposes:

(a)          to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2009, together with the auditors’ report thereon;

(b)         to elect the directors of the Corporation;

(c)          to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

(d)         to consider and, if thought appropriate, pass, with or without variation, resolutions approving the Corporation’s new share compensation plan;

(e)          to consider and, if thought appropriate, pass, with or without variation, an advisory resolution on the Corporation’s approach to executive compensation; and

(f)            to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular dated April 7, 2010 provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Registered shareholders who are unable to be present at the Meeting in person, may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy. To be valid, proxies must be deposited with Computershare Investors Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 10, 2010 or on the second business day preceding the date of any adjournment of the Meeting.

Non-registered beneficial shareholders should follow the instructions of their intermediaries in order to vote their shares.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Sharon E. Dowdall
“Sharon E. Dowdall”
Dated at Toronto, the 7th day of April, 2010.	Chief Legal Officer and Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

Dated April 7, 2010

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Franco-Nevada Corporation (the “Corporation”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Corporation to be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Ontario M5X 1J2 on Thursday, May 12, 2010, at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the “Notice of Meeting”).  It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or employees of the Corporation.  Such persons will not receive any extra compensation for such activities.  The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting.  The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor.  The total cost of the solicitation will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Corporation.  A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) other than the persons specified in such form of proxy to attend and act on behalf of such shareholder at the Meeting.  Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the form of proxy.

A shareholder who has given a proxy may revoke it:

(i)                                     by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder’s attorney authorized in writing either:

(A)                              at the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof; or

(B)                                with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof;

(ii)                                  or in any other manner permitted by law.

Exercise of Discretion

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein.  If the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  In the absence of such specifications, such shares will be voted FOR each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting.  At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many holders of common shares, as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who do not hold their common shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Corporation.  Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  More particularly, a person is a Beneficial Shareholder in respect of common shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary that the Beneficial Shareholder deals with in respect of the common shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the intermediary is a participant.  In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms.  Common shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder.  Without specific voting instructions, brokers and their nominees are prohibited from voting common shares held for Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person or that the common shares are duly registered in their name.

Applicable Canadian securities regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

In Canada, the majority of brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically supplies a special sticker to be attached to the proxy forms and asks Beneficial Shareholders to return the completed proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to instruct Broadridge how to vote the common shares.

In addition, the Corporation has decided to take advantage of certain provisions of applicable securities regulatory requirements that permit it to deliver meeting materials directly to non-objecting beneficial owners. These materials are being sent to both registered and non-registered owners of common shares.  If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result, you can expect to receive a scannable voting instruction form (“VIF”) from our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”).  These VIFs are to be completed and returned to the Transfer Agent in the envelope provided.  In addition, the Transfer Agent provides both telephone voting and Internet voting as described on the VIF.  The Transfer Agent will tabulate the results of the VIFs received and will provide appropriate instructions at the Meeting with respect to the common shares represented by the VIFs they receive.

Record Date

The directors have fixed April 7, 2010 as the record date for the determination of shareholders entitled to receive notice of the Meeting.  Only shareholders of record on such record date are entitled to vote at the Meeting.

Voting Securities and Principal Holders Thereof

As at April 7, 2010, there were 114,017,532 common shares of the Corporation issued and outstanding.  Each common share has the right to one vote on each matter at the Meeting.

To the knowledge of the directors and officers of the Corporation, the following persons or companies beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation:

Name	Number of Common Shares Beneficially Owned or Controlled or Directed		Percentage of Outstanding Common Shares
Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited (collectively, “Fidelity”)	12,905,600	(1)	11.3%

Note

(1)                                  According to an early warning report filed on SEDAR under the alternative monthly reporting system of National Instrument 62-103 dated June 9, 2009.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Except as otherwise disclosed below, management of the Corporation is not aware of a material interest, direct or indirect, by way of beneficial ownership of common shares or otherwise, of any director or officer of the Corporation at any time since the beginning of the Corporation’s last financial year, of any proposed nominee for election as a director of the Corporation, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

At the Meeting, shareholders will be asked to consider and, if thought appropriate, pass a resolution approving a new share compensation plan. Under the new share compensation plan, officers of the Corporation would be eligible for awards of restricted share units and directors and officers would be eligible for grants of options. See “Business of the Meeting - Approval of New Share Compensation Plan”.

BUSINESS OF THE MEETING

Election of Directors

At the Meeting, it is proposed that the seven directors whose names are set out below be elected to the board of directors of the Corporation (the “Board”).  Each nominee for election as a director is currently a director of the Corporation.  Each director’s term of office will expire at the next annual meeting of shareholders of the Corporation or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of the Corporation, he resigns from office or he becomes disqualified to act as a director of the Corporation.

Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set forth below.

In 2009, the Board adopted a policy on majority voting. If, with respect to any particular nominee, the number of common shares withheld from voting exceeds the number of common shares voted in favour of the nominee, then for purposes of the policy the nominee shall be considered not to have received the support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered under this test not to have the confidence of the shareholders is expected forthwith to submit to the Board his or her resignation, to take effect upon acceptance by the Board.

The following table sets forth for each of the persons proposed to be nominated for election as directors their name, age, city, province/state and country of residence; their principal occupations or employment; a brief biographical description; the date on which they became directors of the Corporation; their independence; their committee memberships; their attendance at Board meetings; the number of common shares of the Corporation beneficially owned or over which control or direction is exercised, directly or indirectly; the number of stock options held; and the number of deferred share units held, all as at March 31, 2010.

For additional information regarding compensation, options, equity ownership, current directorships and attendance of each of the nominees, please see “Statement of Executive Compensation — Compensation of Directors” and “Statement of Corporate Governance Practices — Other Directorships; and Attendance at Meetings”.

Nominees for Election as Directors	Number of Common Shares(1)	Options(2)	DSUs(3)
Pierre Lassonde	3,374,247	175,000	3,372
Toronto, Ontario, Canada Director Since: November 12, 2007 Age: 62 Independent Member of the Board (Chair) Board Meetings Attended in 2009: 100%

Pierre Lassonde is Chair of the Board. Mr. Lassonde formerly served as President of Newmont Mining Corporation (“Newmont”) from 2002 to 2006 and resigned as a director and Vice-Chairman of Newmont effective November 30, 2007. Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”). Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada. Mr. Lassonde served as a director of Normandy Mining Limited from 2001 to 2002. Mr. Lassonde is past Chairman and a director of the World Gold Council, Chairman of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited. Mr. Lassonde received his Chartered Financial Analyst designation from the University of Virginia in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.

Nominees for Election as Directors	Number of Common Shares(1)	Options(2)	DSUs(3)
David Harquail	1,224,000	500,000	Nil
Toronto, Ontario, Canada Director Since: November 13, 2007 Age: 53 Non-Independent Member of the Board Board Meetings Attended in 2009: 100%

David Harquail is President and Chief Executive Officer of the Corporation and is a director of the Corporation. Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006). Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development. Mr. Harquail has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange. Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Derek W. Evans	4,000	75,000	1,940
Calgary, Alberta, Canada Director Since: August 8, 2008 Age: 53 Independent Member of the Board Committee Membership: Audit and Risk Board Meetings Attended in 2009: 100%

Derek Evans is currently the President and Chief Executive Officer of Pengrowth Energy Trust and Chairman of Endurance Energy, a private oil and gas company, as well as a director of a number of not-for-profit organizations. From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust. Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 25 years of experience in the oil and gas business in Western Canada and has spent the majority of his career with Renaissance Energy Limited in senior management. Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta. Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson	76,000	75,000	2,183
Toronto, Ontario, Canada Director Since: November 12, 2007 Age: 69 Independent Member of the Board Committee Membership: Compensation and Corporate Governance Board Meetings Attended in 2009: 83%

Graham Farquharson has been the President of Strathcona Mineral Services Limited since 1974 and is a director of the Corporation as well as a director of St Andrew Goldfields Ltd. Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc. and several other mining companies. In addition, Mr. Farquharson is the Chairman of the Canadian Mineral Industry Education Foundation and a director of the Physicians Services Incorporated Foundation. Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.

Louis Gignac	75,000	75,000	1,783
Brossard, Quebec, Canada Director Since: November 12, 2007 Age: 59 Independent Member of the Board Committee Membership: Audit and Risk Board Meetings Attended in 2009: 100%

Louis Gignac is currently President of G Mining Services Inc., a private consultancy, and is a director of the Corporation. Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company. Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981. Mr. Gignac currently serves as a director of Domtar Corp, Gaz Métro Inc., Andean Resources Inc. and St Andrew Goldfields Ltd., and is a member of the Ordre des ingénieurs du Québec. Mr. Gignac holds a Doctorate in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.

Nominees for Election as Directors	Number of Common Shares(1)	Options(2)	DSUs(3)
Randall Oliphant	75,000	75,000	Nil
Toronto, Ontario, Canada Director Since: November 12, 2007 Age: 50 Independent Member of the Board Committee Membership: Audit and Risk (Chair) Board Meetings Attended in 2009: 100%

Randall Oliphant is the Executive Chairman of New Gold Inc. and is a director of the Corporation and of Silver Bear Resources Inc. Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC (formerly Morgan Stanley Capital Partners), is a director of WesternZagros Resources Ltd. and also serves on the boards and advisory boards of a number of companies and not-for-profit organizations. Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003. Mr. Oliphant received his Bachelor of Commerce degree with honours in 1984 from the University of Toronto and his Chartered Accountant designation in 1986.

Hon. David R. Peterson	75,000	75,000	2,379

Toronto, Ontario, Canada

Director Since: November 12, 2007

Age: 66

Independent Member of the Board

Committee Membership:

Compensation and Corporate Governance (Chair)

Board Meetings Attended in 2009: 100%

David Peterson is Chairman and Senior Partner at the law firm Cassels Brock & Blackwell LLP, and is a director of the Corporation. He served as the Premier of the Province of Ontario from 1985 to 1990. Mr. Peterson was the founding chairman of the Toronto Raptors of the National Basketball Association and is chair of Toronto’s Pan American Games bid committee. Mr. Peterson currently serves as a director of a number of companies, including Rogers Communications Inc., Industrielle-Alliance Insurance and Financial Services Inc., SouthEast Group Limited and Shoppers Drug Mart Corporation. Mr. Peterson is the Chancellor of the University of Toronto, a director of St. Michael’s Hospital and governor of the Shaw Festival. Mr. Peterson holds Bachelor of Arts and Bachelor of Law degrees from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Notes

(1)                                  The information as to the number of common shares of the Corporation and any of its subsidiaries beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, including those which are not registered in the name of such director and not being within the knowledge of the Corporation, has been furnished by the respective director.

(2)                                  For additional information regarding options held by directors, please see “Statement of Executive Compensation — Compensation of Directors”.

(3)                                  Non-employee directors are eligible to participate in the Corporation’s deferred share unit plan. For additional information regarding this plan, please see “Statement of Executive Compensation”.

Securities laws require the Corporation to disclose whether a proposed director has: (i) been a director or an executive officer of a company that has been subject to a cease trade or other order or become bankrupt; (ii) been bankrupt; (iii) been subject to any penalties or sanctions relating to securities legislation or has entered into a settlement agreement with a securities regulatory authority; and (iv) been subject to any other penalties or sanctions that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director. To the Corporation’s knowledge (based on information furnished by the proposed directors), no disclosure is required in respect of the proposed directors.

Appointment of Auditors

The auditors of the Corporation are PricewaterhouseCoopers LLP, who were first appointed as auditors of the Corporation on November 29, 2007. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors.

Fees

For the periods ended December 31, 2009 and 2008, PricewaterhouseCoopers LLP billed fees from the Corporation as detailed below:

	December 31, 2009		December 31, 2008
Audit Fees	C$	444,624	C$	448,803
Audit-Related Fees	C$	48,000	C$	27,987
Tax Fees		Nil		Nil
Other Fees		Nil	C$	25,000
Total Fees	C$	492,624	C$	501,790

For the years ended December 31, 2009 and 2008, “Audit Fees” noted above include C$95,384 and C$63,803, respectively, for services rendered in connection with the Corporation’s 2009 and 2008 equity offerings.

The “Other Fees” noted above were incurred in connection with information technology consulting services for the year ended December 31, 2008.

Policies and Procedures Regarding Services Provided by External Auditors

The Board, upon the recommendation of the Audit and Risk Committee (the “ARC”), has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services: (a) bookkeeping or other services related to the accounting records or financial statements; (b) financial information systems design and implementation; (c) appraisal or valuation services, fairness opinions, or contribution-in-kind reports; (d) actuarial services; (e) internal audit outsourcing services; (f) management functions or human resources services; (g) corporate finance or other services; (h) broker-dealer, investment advisor or investment banking services; (i) legal services; and (j) any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any of the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Approval of New Share Compensation Plan

Background

The Corporation has both an option plan that was adopted at the time of the Corporation’s formation in November 2007 (the “Option Plan”) and a restricted share unit plan (the “RSU Plan”) which was approved by shareholders at the Corporation’s annual and special meeting of shareholders held on May 20, 2009. As a “rolling plan”, the Option Plan is required to be re-approved by shareholders prior to November 2010. Rather than seeking such re-approval at this time, the Corporation is proposing to combine the Option Plan and RSU Plan into a new share compensation plan (the “Share Compensation Plan”) with an overall fixed maximum (as opposed to the existing combined fixed percentage of 5%). The Share Compensation Plan is intended to reflect the existing provisions of the RSU Plan with the addition of provisions from the existing Option Plan, updated to be more consistent with the guidelines of various governance ratings agencies.

The Share Compensation Plan will provide participants with the opportunity, through restricted share units (“RSUs”) and options, to acquire an ownership interest in the Corporation.  RSUs are units that rise and fall in value based on the value of the Corporation’s common shares.  Unlike options, RSUs do not require the payment of any monetary consideration to the Corporation. Instead, each RSU represents a right to receive one common share following the attainment of vesting criteria determined at the time of the award. See “Restricted Share Units — Vesting Provisions” below. Options, on the other hand, are rights to acquire the Corporation’s commons shares upon payment of monetary consideration (i.e. the exercise price), subject also to vesting criteria determined at the time of the grant. See “Options — Vesting Provisions” below.

If the Share Compensation Plan is approved by shareholders at the Meeting, both the Option Plan and RSU Plan will be terminated and replaced by the Share Compensation Plan.  If the Share Compensation Plan is not approved by shareholders at the Meeting, the existing RSU Plan will continue pursuant to its terms (i.e. as a 5% “rolling plan”) and the existing Option Plan will terminate in November 2010. The Corporation would prefer to have the flexibility of both RSUs and options for purposes of its compensation program. The following description of the Share Compensation Plan is written on the assumption that the Share Compensation Plan, as presented to shareholders, is approved at the Meeting. A copy of the proposed Share Compensation Plan is attached to this Circular as Schedule “A”.

Purpose of the Share Compensation Plan and Participants

The stated purpose of the Share Compensation Plan, consistent with that of the existing RSU Plan and Option Plan, is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Each officer and employee of the Corporation and its subsidiaries will be eligible to participate in the Share Compensation Plan. As is the case under the existing RSU Plan, non-employee directors of the Corporation will not be eligible to participate in the Share Compensation Plan in respect of RSUs. Under the Share Compensation Plan, non-employee directors of the Corporation will continue to be eligible to participate in respect of Options, however, only on a limited basis consistent with the guidelines of certain governance rating agencies. See “Restrictions on the Award of RSUs and Grant of Options” below. Under the existing Option Plan, directors of the Corporation have been technically eligible to participate on a discretionary basis without any limits on participation.

Administration of the Share Compensation Plan

Consistent with the existing RSU Plan and Option Plan, the Share Compensation Plan will be administered by the Compensation and Corporate Governance Committee of the Board (the “CCGC”), which will determine, from time to time, the eligibility of persons to participate in the Share Compensation Plan, when RSUs and options will be awarded or granted, the number of RSUs and options to be awarded or granted, the vesting criteria for each award of RSUs and grant of options and all other terms and conditions of each award and grant, in each case in accordance with applicable securities laws and stock exchange requirements.

Number of Common Shares Available for Issuance under the Share Compensation Plan

The number of common shares available for issuance upon the vesting of RSUs awarded and options granted under the Share Compensation Plan will be limited to 5,700,876 common shares of the Corporation (i.e. a fixed maximum). Under the existing RSU Plan and Option Plan, the number of common shares available for issuance is limited in total to 5% of the number of issued and outstanding common shares from time to time (i.e. on a “rolling” basis). The CCGC has considered the “rolling” nature of the existing RSU Plan and Option Plan and, consistent with the guidelines of various governance ratings agencies, determined to proceed with a fixed maximum for the Share Compensation Plan. As of the date of this Circular, the Corporation has 114,017,532 common shares issued and outstanding. The fixed maximum under the Share Compensation Plan of 5,700,876 common shares represents 5% of the total issued and outstanding common shares of the Corporation as of the date of this Circular. As a result, no additional dilution from the Share Compensation Plan will occur.

The aggregate number of common shares reserved for issuance pursuant to options and RSUs outstanding under the existing RSU Plan and Option Plan is 2,480,383 common shares (being approximately 2.18% of the issued and outstanding common shares and approximately 43.51% of the total common shares reserved for issuance under the RSU Plan and Option Plan, collectively). These common shares will be reserved for issuance under the Share Compensation Plan. 3,220,493 common shares remain available for issuance pursuant to future grants under the Option Plan and awards under the RSU Plan (being approximately 2.82% of the issued and outstanding common shares and approximately 56.49% of the total common shares reserved for issuance under the Option Plan and RSU Plan, collectively). This number of common shares will also remain available for issuance under the Share Compensation Plan.

Restrictions on the Award of RSUs and Grant of Options

Consistent with the terms of the existing RSU Plan and Option Plan, certain restrictions on awards of RSUs and grants of options apply as follows: (a) the total number of common shares issuable to any one person under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Share Compensation Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Share Compensation Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Share Compensation Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding.

In addition, consistent with the guidelines of certain governance rating agencies relating to participation of non-employee directors in option plans, the number of common shares reserved for issuance to non-employee directors pursuant to options under the Share Compensation Plan shall be limited to the lesser of: (i) 0.25% of the common shares then issued and outstanding; and (ii) $1,000,000 in total value of grants that each director receives over the life of the Share Compensation Plan from the effective date thereof or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.  Under the existing Option Plan, directors of the Corporation have been technically eligible to participate on a discretionary basis without any limits on participation. However, as indicated in its previous disclosure, the Corporation does not plan to grant options to current directors (for example, on an annual basis). Rather, options would be considered in connection with the recruitment of a new director.

Restricted Share Units

(a)                                  Mechanics for RSUs

Consistent with the terms of the existing RSU Plan, RSUs awarded to participants under the Share Compensation Plan will be credited to an account that will be established on their behalf and maintained in accordance with the Share Compensation Plan. Each RSU awarded will conditionally entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria. It is currently anticipated that RSUs awarded under the Share Compensation Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

(b)                                 Vesting Provisions

Consistent with the terms of the existing RSU Plan, the Share Compensation Plan provides that: (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; and (ii) vesting of RSUs may include criteria such as performance vesting. Pursuant to an institutional shareholder’s request, after the approval of the RSU Plan at the Corporation’s annual and special meeting of shareholders on May 20, 2009, the RSU Plan was amended by the Board to further provide that: (i) RSUs with time vesting criteria would, at a minimum (i.e. as the least restrictive criteria), vest in respect 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs; and (ii) RSUs with performance vesting criteria would, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. These amendments were approved by the Toronto Stock Exchange and did not require shareholder approval. These additional provisions are also included in the Share Compensation Plan.

It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions as a component of the Corporation’s annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation’s long-term incentive compensation program. To date, no time-based RSUs have been awarded. It is expected that the CCGC will consider the award of time-based RSUs relating to 2009 annual incentive compensation program at its meeting in May 2010 when it will have had the benefit of considering the Corporation’s audited results in respect of fiscal 2009. It is also expected that at the same meeting the CCGC will consider the award of time-based RSUs relating to the 2010 annual incentive compensation program as part of its strategy to shift from larger cash bonuses and as part of its retention strategy. At its meeting on November 9, 2009, the CCGC did recommend to the Board the award of performance-based RSUs as a component of the Corporation’s long-term incentive compensation program and as part of its strategy to shift from larger cash bonuses. For information regarding the vesting provisions of the November 2009 performance-based, see “Statement of Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives — Restricted Share Unit Plan.

(c)                                  Termination, Retirement and Other Cessation of Employment in connection with RSUs

Consistent with the terms of the existing RSU Plan, a person participating in the Share Compensation Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death (i.e. an “Event of Termination”). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled.

As a new provision under the Share Compensation Plan, notwithstanding the above, if a person retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based RSUs will not be forfeited or cancelled and instead shall vest after the retirement has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

(d)                                 Other Terms

Consistent with the terms of the existing RSU Plan, under the Share Compensation Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

Also consistent with the RSU Plan, the Share Compensation Plan provides that any unvested RSUs will vest at such time as determined by the CCGC such that RSU holders will be able to participate in a change of control transaction, including by surrendering such RSUs to the Corporation or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.

Options

(a)                                  Mechanics for Options

Each option granted will entitle the holder thereof to the issuance of one common share upon achievement of the vesting criteria and payment of the applicable exercise price. It is currently anticipated that options granted under the Share Compensation Plan will be exercisable for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the grant have been satisfied. However, the Corporation will continue to retain the flexibility through the amendment provisions in the Share Compensation Plan to satisfy its obligation to issue common shares by making a lump sum cash payment of equivalent value (i.e. pursuant to a cashless exercise), provided there is a full deduction of the number of underlying common shares from the Share Compensation Plan’s reserve.

(b)                                 Vesting Provisions

Consistent with the terms of the existing Option Plan, the Share Compensation Plan provides that at the time of the grant of options, the CCGC will determine the vesting criteria applicable to the granted options and that unless otherwise determined by the CCGC, options shall vest and become exercisable in respect of 33 1/3% of the common shares subject to such options on the first day after each of the first three anniversaries of the grant date of such options.

It is the CCGC’s current intention that options will be granted with only time-based vesting provisions to a new employee as an incentive to join the Corporation or to an existing employee at the time of a promotion, transfer or increase in scope of responsibilities. The CCGC does not expect to use options as a component of its annual incentive compensation program.

(c)                                  Termination, Retirement and Other Cessation of Employment in connection with Options

Consistent with the terms of the existing Option Plan, a person participating in the Share Compensation Plan will cease to be eligible to participate where there is an Event of Termination (as defined above). In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested options will be automatically cancelled, terminated and not available for exercise and any vested options may be exercised only before the earlier of: (i) the termination of the option; and (ii) six months after the date of the Event of Termination. If a person is terminated for just cause, all options are (whether or not then exercisable) automatically cancelled.

(d)                                 Other Terms

Consistent with the terms of the existing Option Plan, the CCGC will determine the exercise price and term/expiration date of each option, provided that the exercise price shall not be less than the fair market value (i.e. weighted average trading price for the last five trading days) on the date the option is granted and no option shall be exercisable after ten years from the date on which it is granted.

Also consistent with the existing Option Plan, under the Share Compensation Plan, should the term of an option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

As a new provision, the Share Compensation Plan provides that any unvested options will vest at such time as determined by the CCGC such that participants in the Share Compensation Plan will be able to participate in a change of control transaction, including by surrendering such options to the Corporation or a third party or exchanging such options, for consideration in the form of cash and/or securities. The existing Option Plan provides for immediate automatic vesting upon a change of control.

Transferability

Consistent with the existing RSU Plan and Option Plan, RSUs awarded and options granted under the Share Compensation Plan are non-transferable other than in accordance with the Share Compensation Plan.

Amendment Provisions in the Share Compensation Plan

The Board may amend the Share Compensation Plan or any RSU or option at any time without the consent of any participants under the Share Compensation Plan provided that such amendment shall:

(a)                                not adversely alter or impair any RSU previously awarded or any option previously granted except as permitted by the adjustment provisions of the Share Compensation Plan;

(b)                               be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange; and

(c)                                be subject to shareholder approval, where required, by law or the requirements of the Toronto Stock Exchange, provided that shareholder approval shall not be required for the following amendments:

(i)                                   amendments of a “housekeeping nature”, including any amendment to the Share Compensation Plan or a RSU or option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Share Compensation Plan or a RSU or option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                amendments that are necessary for RSUs or options to qualify for favourable treatment under applicable tax laws;

(iii)                               a change to the vesting provisions of any RSU or any option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of a blackout period);

(v)                               the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the Share Compensation Plan to such broker who would purchase common shares through the facilities of the Toronto Stock Exchange for such persons;

(vi)                            the introduction of features to the Share Compensation Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the RSU Plan;

(vii)                           the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Share Compensation Plan reserve; and

(viii)                        change the application of adjustment and change of control sections.

For greater certainty, shareholder approval will be required in circumstances where an amendment to the Share Compensation Plan would:

(a)                                increase the fixed maximum number of common shares issuable under the Share Compensation Plan, other than by virtue of the adjustment provisions in the Share Compensation Plan, or change from a fixed maximum number of common shares to a fixed maximum percentage of issued and outstanding common shares;

(b)                               increase the limits referred to above under “Restrictions on the Award of RSUs and Grant of Options”;

(c)                                  permit the award of RSUs to non-employee directors of the Corporation or a change in the limitations on grants of options to non-employee directors;

(d)                                 permit RSUs or options to be transferable or assignable other than for normal estate settlement purposes;

(e)                                  reduce the exercise price of any option (including any cancellation of an option for the purpose of reissuance of a new option at a lower exercise price to the same person);

(f)                                    extend the term of any option beyond the original term (except if such period is being extend by virtue of a blackout period); or

(e)                                amend the amendment provisions in the Share Compensation Plan.

These amendment provisions are consistent with those in the existing RSU Plan, but include new provisions relating to options, which are more restrictive than the amendment provisions contained in the existing Option Plan.

Proposed Resolution and Board’s Recommendation

The ordinary resolution (the “Share Compensation Plan Resolution”), substantially in the form below, must be passed by at least a majority of the votes cast at the Meeting.

BE IT RESOLVED THAT:

1.                         the share compensation plan of the Corporation (the “Share Compensation Plan”) as described in the management information circular dated April 7, 2010 and attached as Schedule “A” thereto is hereby approved, subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange and any other regulatory authorities; and

2.                         any director or officer of the Corporation is hereby authorized and directed to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.

The Board has unanimously approved the Share Compensation Plan and recommends to shareholders of the Corporation that they vote FOR the Share Compensation Plan. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Share Compensation Plan Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Share Compensation Plan Resolution.

“Say-on-Pay” Advisory Resolution

The CCGC has reviewed the guidelines of various governance ratings agencies with respect to “say-on-pay”, in particular, the Canadian Coalition for Good Governance’s Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors. The CCGC has recommended to the Board that shareholders have the opportunity to, on an advisory basis, vote in respect of the Corporation’s approach to executive compensation. Shareholders of the Corporation are being given the opportunity to vote on an advisory basis “for” or “against” the Corporation’s approach to executive compensation through the following resolution (the “Say-on-Pay Advisory Resolution”):

BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors of the Corporation, the shareholders accept the approach to executive compensation as disclosed in the Corporation’s management information circular dated April 7, 2010.

The Board recommends to shareholders of the Corporation that they vote FOR the Say-on-Pay Advisory Resolution. Unless the shareholder has specified in the enclosed form of proxy that the common shares represented by such proxy are to be voted against the Say-on-Pay Advisory Resolution, the persons named in the enclosed form of proxy intend to vote FOR the Say-on-Pay Advisory Resolution. Since the vote is advisory, it will not be binding on the Board or the CCGC. However, the Board and, in particular, the CCGC, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Corporation’s approach to executive compensation, see “Statement of Executive Compensation”.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Background

The Corporation was incorporated on October 17, 2007 and its initial public offering (“IPO”) closed on December 20, 2007. As a resource sector royalty and investment company, the Corporation was formed to acquire an established portfolio of mining and oil & gas royalties and other interests. The Corporation’s strategic objectives are to manage and grow a diversified portfolio of resource sector royalties and investments that delivers attractive returns over long-term commodity cycles as compared to other resource sector investments. These strategic objectives focus on per share net asset value growth as opposed to increasing market capitalization and involve making accretive investments.

In order to ensure that the interests of the directors and members of management would be aligned with shareholders, at the time of the IPO, certain members of management and the directors subscribed for an aggregate of 3,000,000 common shares of the Corporation.

In addition, the compensation arrangements for the nine initial employees, collectively known as the “IPO Team”, were developed through negotiations between David Harquail, the Corporation’s President and Chief Executive Officer, on behalf of the IPO Team, and Newmont over a period of five months prior to the IPO. This Compensation Discussion & Analysis (“CD&A”) includes an outline of the process that was undertaken with respect to arriving at executive compensation packages for the IPO Team for 2007 and 2008. This CD&A also outlines the Corporation’s compensation program for 2009 and its plans for compensation going forward for 2010.

IPO Process

Both the IPO Team and Newmont separately conducted research of compensation precedents from Canadian initial public offerings, spin-outs, management buy-outs and trust conversions. Newmont’s research and evaluations were made in consultation with Mercer Human Resource Consulting. Mr. Harquail led the process of tabling compensation proposals based on discussions with the IPO Team, followed by consultation with Pierre Lassonde, who it was proposed would join the Corporation as the independent, non-executive Chair of the Board. Mr. Harquail then tabled the compensation proposals with Newmont and Mr. Lassonde separately consulted with Newmont on such proposals. Some of the factors relevant to the IPO Team and Newmont in their negotiations included:

•                  the current compensation being received by the IPO Team members at Newmont;

•                  the fact that several IPO Team members were being solicited by potential buyers to join their bid for the assets which the Corporation ultimately acquired from Newmont and that they had other employment options;

•                  that there was a desire for equal treatment among the “founders” of the Corporation, but at the same time, there was varying capacity of IPO Team members to subscribe for pre-IPO common shares and, in some cases, there were stronger preferences for options;

•                  that there were tax structuring constraints which limited the number of pre-IPO common shares that could be issued to U.S. residents; and

•                  Newmont’s desire to maximize its return from the overall IPO consideration.

Negotiations between the IPO Team and Newmont extended from August of 2007 until the final decision to launch the IPO was made. The pre-IPO employment agreements and the purchases of pre-IPO common shares by the IPO Team members were subject to review and agreement by Newmont. The Board was assembled in November of 2007 and became involved in reviewing the IPO Team’s compensation packages and eventually approved the pre-IPO employment agreements and the purchases of pre-IPO common shares by the IPO Team members.

Compensation and Corporate Governance Committee Mandate

The Compensation and Corporate Governance Committee (the “CCGC”) was established by the Board to assist the Board in fulfilling its responsibilities relating to compensation matters, including the evaluation and approval of the

Corporation’s compensation plans, policies and programs. It is the CCGC’s responsibility to ensure that the Corporation develops and maintains a compensation program for its executive officers that will be fair and competitive, consistent with the best interests of the Corporation.

The CCGC is responsible for reviewing the position description and performance goals and objectives relevant to the compensation of the Chief Executive Officer (the “CEO”) and for evaluating the CEO’s performance in light of those goals and objectives. The CCGC recommends to the Board the CEO’s compensation based on such evaluation. The CCGC is also responsible for making recommendations to the Board with respect to the compensation of all executive officers, including incentive compensation plans, equity-based plans, the terms of any employment agreement, severance and change of control arrangements and any special or supplemental benefits. The CEO provides the CCGC with recommendations for compensation of other executive officers, supported by relevant factual data and an assessment of appropriate compensation.

The CCGC has the authority to retain and receive advice from compensation consultants to carry out its duties, but to date has not determined it necessary to do so.

Compensation Philosophy and Objectives

The Corporation is intended to function in a manner consistent with an “owner-operated company” dedicated to maximizing per share market values. The Corporation’s strategic objectives drive its compensation philosophy such that executive officers will expect a significant portion of their income to be derived from the long-term growth of the Corporation’s share price.  It is the Corporation’s intention that base salaries will be at the lower end of the scale compared with industry peers, with a greater emphasis placed on share ownership supported by RSUs. The Corporation does not provide for pension plans or other benefits not generally available to all employees.

The Corporation’s overall compensation philosophy is that compensation should be sufficiently competitive to attract and retain talented employees, but that compensation should ultimately focus on the interests of employees at all levels of the Corporation being aligned with the interests of the Corporation’s shareholders. The Corporation is of the view that individual employee compensation should be linked to the performance of both the Corporation and each individual employee.

The specific objectives of the Corporation’s compensation program for executive officers are as follows:

•                  to attract and retain talented executive officers;

•                  to align the interests of executive officers with those of the Corporation’s shareholders; and

•                  to link individual executive compensation to the performance of both the Corporation and the performance of each individual executive officer.

The Corporation’s compensation program is designed to reward executive officers for:

•                  superior corporate performance relative to pre-set internal objectives;

•                  superior corporate performance relative to an external performance index (see “Benchmarking”); and

•                  exceptional levels of individual performance consistent with, and contributing to the achievement of, the Corporation’s strategic objectives.

Benchmarking

As discussed above, benchmarks were referred to during the negotiations of the compensation of the IPO Team in 2007. Since then, the Corporation has generally considered compensation programs in relevant sectors of the mining and oil and gas industries, but, other than in respect of performance-based RSUs, has not specifically engaged in benchmarking. As one of five components of the vesting criteria for the performance-based RSUs awarded in November 2009, which will vest in November 2012 assuming the vesting criteria are met on the measurement date, the Corporation will measure its share price performance against an internally-developed performance index based on external indices. For further information, see “Elements of Compensation — Long-Term Incentives — Restricted Share Unit Plan — Vesting” below.

Elements of Compensation

The Corporation currently provides a compensation program for executive officers comprised of base salary, annual incentives in the form of cash bonuses and time-based RSUs and long-term incentives in the form of performance-based RSUs. Stock options are not part of the annual incentive compensation program but instead are used as an incentive when hiring a new employee or in the context of a promotion, transfer or increase in the scope of responsibilities for an existing employee. The Option Plan is required to be re-approved by shareholders prior to November 2010. Rather than seeking such re-approval at this time, the Corporation is proposing to combine the Option Plan and RSU Plan into the Share Compensation Plan. See “Approval of New Share Compensation Plan”. If the Share Compensation Plan is approved by shareholders at the Meeting, both the Option Plan and RSU Plan will be terminated and replaced by the Share Compensation Plan.  If the Share Compensation Plan is not approved by shareholders at the Meeting, the existing RSU Plan will continue and the existing Option Plan will terminate in November 2010. The disclosure in this CD&A relates to the RSU Plan and Option Plan as they are currently in effect, but assumes that the Share Compensation Plan will be approved and that, therefore, both RSUs and stock options will be available for compensation purposes going forward.  The Board also has the ability to make further discretionary awards when considered appropriate.

The Corporation also provides basic perquisites and benefits to its executive officers on the same basis that they are generally available to all employees. The majority of executive officers of the Corporation have termination and change of control provisions in their employment agreements. The Corporation does not intend to provide for an executive pension plan.

Base Salary

Base salary is a fixed element of compensation for each executive officer for performing his or her position’s specific responsibilities and is typically determined with general reference to, among other things, base salary compensation at industry peers. Base salary is intended to fit into the Corporation’s overall compensation objectives by serving to attract and retain talented executive officers. Notwithstanding this objective, for the Corporation, base salary is also intended to be at the lower end of the scale compared to industry peers to enable the Corporation to place a greater relative emphasis on long-term incentives. Base salary is intended to comprise approximately 57% (100/175) of an executive officer’s annual compensation in 2010 and future years, excluding long-term incentives.

The base salaries of the executive officers with pre-IPO employment agreements were set out in such agreements for 2007 and 2008. See “Summary Compensation Table — Discussion of Summary Compensation Table — Employment Agreements”. For new executive officers and otherwise for 2009 and onwards, the CCGC has considered and will consider, respectively, the following factors in setting base salaries:

•                  the level of responsibility related to each executive officer’s position;

•                  the base salaries paid to equivalent executive officers at industry peers generally;

•                  the experience of the executive officer;

•                  the executive officer’s overall performance; and

•                  the availability of RSU awards in the Corporation’s compensation program.

For 2009, the CCGC implemented base salary changes for the Corporation’s executive officers in the range of a decrease of 3.7% up to a 15% increase (in local currency terms). The CEO received the same base salary (in Canadian dollar terms) for 2009 as in 2008. In setting base salaries for executive officers for 2009, the CCGC took into consideration the above factors, including the standardization of percentage bonuses among executive officers and the availability of RSU awards in the future.

For 2010, the CCGC has implemented base salary changes for the Corporation’s executive officers in the range of no increase to a 6.6% increase (in local currency terms). The CEO will receive an increase of 6.6% (in Canadian dollar terms) in base salary for 2010 as compared to 2009. In setting base salaries for executive officers for 2010, the CCGC took into consideration the above factors.

Annual Incentives

An annual incentive is a short-term variable element of compensation that rewards each executive officer for both corporate and individual performance and is typically determined with reference to pre-set corporate and individual performance objectives. An annual incentive is intended to fit into the Corporation’s overall compensation objectives by directly linking individual executive compensation to the performance of both the Corporation and the individual executive officer and indirectly aligning the interests of executive officers with shareholders. The Corporation currently provides an annual incentive in the form of both a cash bonus and time-based RSUs, the latter of which also enables the Corporation to place a greater relative emphasis on long-term incentives and to improve retention. Annual incentives, in the form of a cash bonus and time-based RSUs, are intended to comprise approximately 43% (75/175) of an executive officer’s total compensation, excluding long-term incentives beginning in 2010.

The targeted annual cash bonuses of the executive officers with pre-IPO employment agreements were set out in such agreements for 2007 and 2008 and were established at either a set dollar value or a percentage of base salary. See “Summary Compensation Table — Discussion of Summary Compensation Table — Employment Agreements”. For new executive officers and otherwise for 2009 and onwards, executive officers are eligible for annual incentives of a certain percentage of base salary, which varies according to level of responsibility. As there was no RSU Plan available for 2009, annual cash bonuses were targeted at 75% of base salary in 2009. For 2010, annual incentives are expected to consist of an award of both a cash bonus and time-based RSUs, and the percentage of annual cash bonuses is expected to decline to a target of 50% of base salary in 2010 and subsequent years.

Annual incentives are awarded up to the targeted amounts or percentages on the basis of the achievement of pre-set corporate and personal objectives for the year. These may include both quantitative and qualitative objectives for both the Corporation and the individual executive officer. For 2009, these corporate and personal objectives included: financial and share price performance, strengthening of the balance sheet, business development achievements, asset management, governance, risk control, personnel development and succession planning. The CCGC concluded that these objectives were met by the Corporation and each of the Corporation’s executive officers and, as a result, the executive officers received actual cash bonuses of 100% of their targeted awards (i.e. 75% of base salary in 2009). See “Summary Compensation Table”. For 2010, these corporate and personal objectives include: growth from value added acquisitions, outperforming internal corporate benchmarks, margins through containing costs, governance through robust asset management and risk control and ensuring succession planning and technical depth are in place.

The following chart outlines the 2010 objectives (which involve both subjective and objective considerations) for each Named Executive Officer (as defined below) and the weighting by importance of each objective to the respective role of each executive as follows:

Weighting for each Named Executive Officer
Objective	Chief Executive Officer	Chief Financial Officer	Chief Legal Officer	Business Development & Operations
Growth	High	Medium	Medium	High
Performance - including comparative benchmarks and market indices	High	Medium	Medium	Medium
Margins	High	High	Low	Medium
Governance	High	High	High	Low
Succession	High	Medium	Medium	Medium

The CEO’s objectives are the same as those for the Corporation. For the CEO, each of the objectives is weighted as “high” and is equally weighted, subject to the discretion of the CCGC. The CCGC uses both subjective and objective measures in considering each of the objectives. For growth, the CCGC considers the measure of NAV accretion from transactions. For performance, the CCGC considers an annual time period performance relative to the

2009-2012 RSU Index described below under “Long-Term Incentives — Restricted Share Unit Plan”.  For margins, the CCGC considers general and administrative expense performance against budget. For governance and succession, the CCGC considers performance against specific agreed upon targets for the relevant year.

Long-Term Incentives

A long-term incentive is an element of compensation that directly ties an executive officer’s compensation to the performance of the Corporation and is typically determined with reference to certain long-term corporate performance objectives. A long-term incentive is intended to fit into the Corporation’s overall compensation objectives by directly aligning the interests of executive officers with shareholders. It is the Corporation’s intention to place a greater relative emphasis on long-term incentives, as compared to base salary. Long-term incentives, in the form of performance-based RSUs, are intended to comprise approximately 22-30% of an executive officer’s total annual compensation (exclusive of long-term incentives) in 2010 and future years, subject to the achievement of pre-determined performance objectives.

As part of the IPO process, the Corporation established a stock option plan. See “Option Plan”. Initial stock options were granted to executive officers during the financial year ended December 31, 2007, as set in out their pre-IPO employment agreements. No further stock options were granted to these executive officers during the financial years ended December 31, 2008 or 2009.

For new executive officers and otherwise for 2010 and onwards, executive officers are eligible for long-term incentives in the form of stock options and performance-based RSUs. It is expected that stock options will only be granted to new executive officers when they join the Corporation and that after such initial employment they will only be granted in circumstances where there is a material change to personal or corporate developments at the judgment of the CCGC. Rather, performance-based RSUs will be awarded subsequent to initial employment to provide long-term incentives that are aligned with the Corporation’s share price performance, consistent with past grants and awards. In November 2009, the Corporation made its first award of performance-based RSUs. See “Restricted Share Unit Plan — Vesting” below for information regarding the performance vesting criteria for these RSUs.

Option Plan

Current Status of the Option Plan: As a “rolling” plan, the Option Plan is required to be re-approved by shareholders prior to November 2010. Rather than seeking such re-approval at this time, the Corporation is proposing to combine the Option Plan and RSU Plan into the Share Compensation Plan. See “Approval of New Share Compensation Plan”. If the Share Compensation Plan is approved by shareholders at the Meeting, the Option Plan will be terminated and replaced by the Share Compensation Plan.  If the Share Compensation Plan is not approved by shareholders at the Meeting, the Option Plan will terminate in November 2010.

Purpose: The Corporation has established the Option Plan, the purpose of which is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons. The Option Plan provides optionees with the opportunity, through the exercise of options, to acquire an ownership interest in the Corporation.

Participants and Administration: Each officer and employee of the Corporation and its subsidiaries, if any, and those individuals’ controlled corporations and family trusts, and each consultant of the Corporation, is eligible to participate in the Option Plan. The Option Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the Option Plan, when options will be granted, the number of common shares subject to each option, the exercise price of each option, the expiration date of each option and the vesting period for each option, in each case in accordance with applicable securities laws and stock exchange requirements. While the Option Plan technically permits the grant of stock options to directors, the Corporation does not plan to grant options to current directors. Stock options would, however, be considered in connection with the recruitment of a new director.

Process for Grants: It is not the Corporation’s intention to grant stock options to existing executive officers on an annual basis but they will be considered as the circumstances of the Corporation and the contributions of the individual warrant. The process by which the Corporation grants options to new executive officers involves the CEO consulting with the CCGC as to what would be considered an appropriate grant and then an offer is made, subject to the Board’s final approval. Should the executive be hired, the Board would determine whether to approve the grant at its next meeting or by written resolution, after considering the recommendation of the CCGC. The CCGC is responsible for consulting with the executive officers and reviewing any recommendations of the executive officers regarding setting and amending the Corporation’s equity incentive plans, including those under which option-based awards are granted such as the Option Plan. The CCGC then makes recommendations to the Board on these matters. Previous grants of options are taken into account when considering new grants as part of the Corporation’s plan to achieve its objective of retaining its personnel.

Plan Maximum: The number of common shares that may be issued under the Option Plan, together with the number of common shares that may be issued under the RSU Plan, is limited in total to 5% of the number of issued and outstanding common shares from time to time. Under the Option Plan, common shares in respect of which stock options have been granted but that are not exercised prior to expiry will be available for subsequent stock options. For information regarding the number of common shares reserved for issuance under the Option Plan (and RSU Plan), see “Common Shares Reserved for Issuance” below.

Restrictions on Grants: Under the Option Plan, certain restrictions on grants of stock options apply as follows: (a) the total number of common shares issuable to any one person under the Option Plan and any other share compensation arrangements cannot exceed 10% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the Option Plan together with any other share compensation arrangements cannot exceed 10% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the Option Plan and any other share compensation arrangements cannot exceed 10% of the common shares then outstanding; (d) the number of common shares issued to insiders under the Stock Option  Plan and any other share compensation arrangements within any one-year period cannot exceed 10% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding.

Exercise Price: The price at which stock options are granted may be no lower than the weighted average trading price of the common shares on the exchange where they are listed for the five trading days prior to the date of the grant.  The Option Plan does not permit the issuance of share appreciation rights (“SARs”).

Vesting: Unless the CCGC determines otherwise, stock options are subject to a vesting schedule whereby stock options will become vested in equal instalments over three years with one-third vesting on the first anniversary of the grant and one-third vesting on each of the subsequent anniversaries of the grant. The Option Plan provides that all options (whether or not currently exercisable) will become exercisable immediately upon a change of control.

Term/Blackout Periods: The term of each stock option is determined by the CCGC, provided that no option may be exercisable after ten years from the date on which it is granted. Should the term of a stock option expire within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period.

Effect of Termination: A person participating in the Option Plan will cease to be eligible to participate in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death. In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested options will be automatically cancelled. Stock options that are vested at the time of an event of termination may be exercised before the earlier of the expiration date of the option and six months after the date of the event of termination. However, if a person is terminated for just cause, all options, whether or not then exercisable, will be immediately cancelled. Stock options granted under the Option Plan are non-transferable other than in accordance with the Option Plan.

Amendment Provisions: The Board may amend the Option Plan or any option at any time without the consent of any participants under the Option Plan provided that such amendment shall: (a) not adversely alter or impair any option previously granted except as permitted by the adjustment provisions of the Option Plan; (b) be subject to any regulatory approvals including, where required, the approval of the Toronto Stock Exchange (“TSX”); and (c) be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any option; (iii) a change to the termination provisions of any option that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of the blackout period extension provisions); and (iv) the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Option Plan’s reserve.

Restricted Share Unit Plan

Purpose: The stated purpose of the RSU Plan is to advance the interests of the Corporation and its shareholders by: (a) ensuring that the interests of officers and employees are aligned with the success of the Corporation; (b) encouraging stock ownership by such persons; and (c) providing compensation opportunities to attract, retain and motivate such persons.

Participants and Administration: Each officer and employee of the Corporation and its subsidiaries is eligible to participate in the RSU Plan. Non-employee directors of the Corporation are not eligible to participate in the RSU Plan. The RSU Plan is administered by the CCGC, which determines, from time to time, the eligibility of persons to participate in the RSU Plan, when RSUs will be awarded, the number of RSUs to be awarded, the vesting criteria for each award of RSUs and all other terms and conditions of each award, in each case in accordance with applicable securities laws and stock exchange requirements.

Mechanics: RSUs awarded to participants under the RSU Plan are credited to an account that is established on their behalf and maintained in accordance with the RSU Plan. Each RSU awarded conditionally entitles the participant to the issuance of one common share upon achievement of the vesting criteria. Currently, RSUs awarded under the RSU Plan will be redeemed for common shares issued from treasury once the vesting criteria established by the CCGC at the time of the award have been satisfied. However, the Corporation has retained the flexibility through the amendment provisions in the RSU Plan to satisfy its obligation to issue common shares by purchasing common shares in the open market or by making a lump sum cash payment of equivalent value.

Plan Maximum: The number of common shares available for issuance upon the vesting of RSUs awarded under the RSU Plan, together with the number of common shares that may be issued under the Option Plan, is limited in total to 5% of the number of issued and outstanding common shares from time to time. Common shares in respect of which RSUs have been awarded but that do not vest prior to forfeiture and cancellation are available for subsequent RSUs under the RSU Plan and/or options under the Option Plan. For information regarding the number of common shares reserved for issuance under the RSU Plan (and Option Plan), see “Common Shares Reserved for Issuance” below.

Restrictions on Awards: Certain restrictions on awards of RSUs apply as follows: (a) the total number of common shares issuable to any one person under the RSU Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (b) the number of common shares reserved for issuance under the RSU Plan together with any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (c) the number of common shares issuable to insiders under the RSU Plan and any other share compensation arrangements cannot exceed 5% of the common shares then outstanding; (d) the number of common shares issued to insiders under the RSU Plan and any other share compensation arrangements within any one-year period cannot exceed 5% of the common shares then outstanding; and (e) the number of common shares issued to any one person within any one-year period cannot exceed 5% of the common shares then outstanding.

Vesting: The RSU Plan provides that: (i) at the time of the award of RSUs, the CCGC will determine the vesting criteria applicable to the awarded RSUs; and (ii) vesting of RSUs may include criteria such as performance vesting. Pursuant to an institutional shareholder’s request, after the approval of the RSU Plan at the Corporation’s annual and special meeting of shareholders on May 20, 2009, the RSU Plan was amended by the Board to further provide that: (i) RSUs with time vesting criteria would, at a minimum (i.e. as the least restrictive criteria), vest in respect 33 1/3 % of the common shares subject to RSUs on the first day after each of the first three anniversaries of the award date of such RSUs; and (ii) RSUs with performance vesting criteria would, at a minimum (i.e. as the least restrictive criteria), vest on the first day after the first anniversary of the award date of such RSUs. These amendments were approved by the TSX and did not require shareholder approval.

It is the CCGC’s current intention that RSUs will be awarded with both time-based vesting provisions as a component of the Corporation’s annual incentive compensation program, and performance-based vesting provisions as a component of the Corporation’s long-term incentive compensation program.

In November 2009, the Corporation awarded performance-based RSUs for the first time. The 2009-2012 RSUs vest will vest 100% only three years from the date of the award, if the performance-vesting criteria are met on the measurement date. The performance-vesting criteria involved five components as follows: (i) growth; (ii) performance; (iii) margins; (iv) governance; and (v) succession.

The following chart outlines the performance-vesting criteria for the 2009-2012 RSUs (which involve both subjective and objective considerations) and the weighting by importance of each objective to the respective role of each executive as follows:

Weighting for each Named Executive Officer
Objective	Chief Executive Officer	Chief Financial Officer	Chief Legal Officer	Business Development & Operations
Growth	High	Medium	Medium	High
Performance - including comparative benchmarks and market indices	High	Medium	Medium	Medium
Margins	High	High	Low	Medium
Governance	High	High	High	Low
Succession	High	Medium	Medium	Medium

Satisfaction of each of the above criteria for vesting for the 2009-2012 RSUs will be definitively determined by the CCGC at a meeting to consider the matter which will be held in late November/early December of 2012.

With respect to the second component, being performance (i.e. whether share price performance has exceeded an internally developed performance index based on external indices), the CCGC has given considerable attention to developing a broadly-based performance index based on external indices (the “2009-2012 RSU Index”) against which to measure the Corporation’s share price performance and thus management’s performance over this three-year period as one of the five components of the vesting criteria. The 2009-2012 RSU Index takes into account the following components: the performance of key commodities underlying the Corporation’s royalty portfolio; the performance of certain gold and energy indices; and the performance of reference stock market indices. The relative weighting of the gold and energy components within the 2009-2012 RSU Index will be based upon the relative contribution of gold and energy to the projected revenues of the Corporation for the life of the RSUs awarded. The inclusion of gold and oil price performance in the 2009-2012 RSU Index is intended to moderate the impact of commodity price fluctuations on share price performance, which is appropriate given that the Corporation has no control over commodity prices.

The specific terms of the 2009-2012 RSU Index, other than the weightings of the various components, for the three year measurement period from November 26, 2009 through November 26, 2012 have been established by the CCGC. At the end of the measurement period, one of the factors to be weighed will involve measuring the Corporation’s share price performance against the performance of the 2009-2012 RSU Index.

For illustrative purposes, using the relevant figures as at December 31, 2009, the 2009-2012 RSU Index would have been composed of the following items with the following weightings for the fiscal year 2010 (based on the Corporation’s commodity revenue mix as at December 31, 2009 and the Corporation’s 2010 budget):

Commodities

•                  London PM gold fix (US$/oz) (32% weighting)

•                  Cushing, OK WTI oil spot price (US$/bbl) (8% weighting)

Gold and Energy Indices

•                  S&P/TSX Global Gold Index (32% weighting)

•                  S&P/TSX Capped Energy Index (8% weighting)

General Market Measures

•                  S&P/TSX Composite Index (20% weighting)

The relative weighting of the gold and energy components, for the commodity prices and the indices, will be based upon the relative contribution of gold and energy to the projected revenues of the Corporation for each relevant fiscal year’s results for the three years following the grants as at December 31 in each year.

The CCGC expects that awarded performance-based RSUs would be adjusted if a performance goal or similar condition on which they were based were restated or adjusted.

The RSU Plan provides that any unvested RSUs will vest at such time as determined by the CCGC. Participants in the RSU Plan will be able to participate in a change of control transaction, including by surrendering such RSUs to the Corporation or a third party or exchanging such RSUs, for consideration in the form of cash and/or securities.

Blackout Periods: Under the RSU Plan, should the vesting of an RSU fall within a blackout period or within nine business days following the expiration of a blackout period, the vesting will be automatically extended to the tenth business day after the end of the blackout period.

Effect of Termination: A person participating in the RSU Plan will cease to be eligible to participate in the RSU Plan in the following circumstances: (a) receipt of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause); (b) retirement; and (c) any cessation of employment or service for any reason whatsoever, including disability and death. In such circumstances, unless otherwise determined by the CCGC in its discretion, any unvested RSUs will be automatically forfeited and cancelled. If a person is terminated for just cause, all unvested RSUs must be forfeited and cancelled. RSUs awarded under the RSU Plan are non-transferable other than in accordance with the RSU Plan.

Amendment Provisions: The Board may amend the RSU Plan or any RSU at any time without the consent of any participants under the RSU Plan provided that such amendment shall: (a) not adversely alter or impair any RSU previously awarded except as permitted by the adjustment provisions of the RSU Plan; (b) be subject to any regulatory approvals including, where required, the approval of the TSX; and (c) be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments: (i) amendments of a “housekeeping nature”; (ii) a change to the vesting provisions of any RSU; (iii) the introduction of features to the RSU Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, retain a broker and make payments for the benefit of participants under the RSU Plan to such broker who would purchase Common Shares through the facilities of the TSX for such persons; and (iv) the introduction of features to the RSU Plan that would permit the Corporation to, instead of issuing common shares from treasury upon the vesting of the RSUs, make lump sum cash payments to participants under the RSU Plan.

For greater certainty, shareholder approval is required in circumstances where an amendment to the RSU Plan would: (a) increase the fixed maximum percentage of common shares issuable under the RSU Plan, other than by virtue of the adjustment provisions in the RSU Plan; (b) increase the 5% limits referred to above; (c) permit the introduction of non-employee directors as eligible participants under the RSU Plan; (d) permit RSUs granted under the RSU Plan to be transferable or assignable other than for normal estate settlement purposes; or (e) amend the amendment provisions in the RSU Plan.

Common Shares Reserved for Issuance

Option Plan and RSU Plan: As of the date hereof, a total of 5,700,876 common shares are reserved for issuance under the Option Plan and RSU Plan, collectively (i.e. 5% of the issued and outstanding common shares as at April 7, 2010).

To date, a total of 3,040,000 stock options have been granted to directors, officers and employees. Of those, as of the date hereof, 1,870,000 stock options have vested, 463,498 have been exercised and 143,334 have been cancelled or otherwise terminated. As a result, as of the date hereof, a total of 2,433,168 common shares are reserved for issuance pursuant to stock options outstanding (being approximately 2.13% of the issued and outstanding common shares and approximately 42.68% of the total common shares reserved for issuance under the Option Plan and RSU Plan, collectively).

To date, a total of 47,215 RSUs have been awarded to officers and employees. Of those, as of the date hereof, none have vested or been cancelled or otherwise terminated. As a result, as of the date hereof, a total of 47,215 common shares are reserved for issuance pursuant to RSUs outstanding (being approximately 0.04% of the issued and outstanding common shares and approximately 0.83% of the total common shares reserved for issuance under the Option Plan and RSU Plan, collectively).

Given the aggregate number of common shares reserved for issuance pursuant to options and RSUs outstanding of 2,480,383 common shares (being approximately 2.18% of the issued and outstanding common shares and approximately 43.51% of the total common shares reserved for issuance under the RSU Plan and Option Plan, collectively), 3,220,493 common shares remain available for issuance pursuant to future grants under the Option Plan and awards under the RSU Plan (being approximately 2.82% of the issued and outstanding common shares and approximately 56.49% of the total common shares reserved for issuance under the Option Plan and RSU Plan, collectively).

Moydow Transaction: In addition, pursuant to an arrangement agreement dated November 20, 2009 between the Corporation and Moydow Mines International Inc. (“Moydow”), the Corporation  agreed to acquire all of the issued and outstanding common shares of Moydow (the “Moydow Shares”) pursuant to a plan of arrangement. Under the terms of the plan of arrangement, Moydow shareholders were entitled to receive common shares of the Corporation in exchange for their Moydow Shares on the basis of an exchange ratio of 0.02863 common shares of the Corporation for each Moydow Share. An aggregate of 3,300,000 Moydow Shares were issuable upon the exercise of outstanding options of Moydow (“Moydow Options”) on the closing date and as a result, on closing, up to a maximum of 94,470 common shares of the Corporation were reserved for issuance upon the exercise of the Moydow Options. Since the closing, 20,040 Moydow Options have been exercised and therefore, as of the date hereof, up to a maximum of 74,430 common shares of the Corporation are reserved for issuance pursuant to Moydow Options outstanding.

Discretionary Awards

The Board has the ability to make further discretionary awards when considered appropriate. A discretionary award can consist of cash, options and/or RSUs and is a variable element of compensation that rewards an executive officer for extraordinary performance. Circumstances when such a discretionary one-time award may be considered by the Board would include, when in the Board’s judgment: (a) there has been achievement of exceptional performance or outcomes beyond the targeted achievements previously contemplated by the Corporation’s incentive programs; (b) there is a specific need to recognize a change in role or retain a key executive officer; or (c) previously established base salaries and targeted incentives are not reflective of the current market.

At its March 26, 2009 meeting, the Board approved an overall discretionary award of $1 million in recognition of the exceptional performance of management of the Corporation, including the recent closing of two major transactions, related successful investor relations efforts and the Company’s strong share price performance relative to the market.  The award was made in cash, as the Corporation did not yet have RSUs available to award. The Board instructed that the CEO was to receive $250,000 of the award and that the balance was to be distributed to all of the management team as agreed upon by the Chairman and the CEO. Each of the other five executive officers received $100,000 of the award and the balance was awarded to other members of management. These amounts are included the Summary Compensation Table below for 2009.

No further discretionary awards have been made.

Perquisites and Personal Benefits

The Corporation provides credits for perquisites and benefits to its executive officers, which include health and insurance benefits, as well as basic fitness club memberships and parking. These basic perquisites and benefits are necessary to attract and retain executive officers. Given the relatively nominal nature of these perquisites and benefits, they do not affect decisions about other elements of compensation. The Corporation has no pension plan or retirement fund matching programs.

Termination and Change of Control Benefits

Each Named Executive Officer of the Corporation also has termination and change of control provisions in his or her employment agreement. See “Termination and Change of Control Benefits”. The events that trigger payment under these arrangements were determined through or related to the negotiation process relating to the IPO Team’s employment agreements. See “IPO Process”.

Performance Graph

The common shares of the Corporation commenced trading on the TSX on December 20, 2007. The graph below compares the percentage change in the Corporation’s total shareholder return on a C$100 investment in common shares to the total return of the S&P/TSX Global Gold Index, the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the period commencing December 20, 2007 and ending December 31, 2009. The graph below assumes that dividends have been reinvested.

Comparison of Cumulative Total Shareholder Return on a $100 Investment in Common Shares of the Corporation and the relevant S&P/TSX Indices

The first fiscal year of the Corporation represented only 11 days of active business following the purchase of assets from Newmont and the closing of the Corporation’s IPO on December 20, 2007 with the symbol “FNV”.  The compensation of Named Executive Officers (as defined below) has occurred for two years. The trend of such compensation, in comparison to the Corporation’s cumulative total shareholder return has been more modest. Excepting the discretionary bonus in 2009, with the availability of the RSU Plan (to be replaced by the Share Compensation Plan), the overall trend in compensation has been lower from a cash perspective with increasing amounts of deferred share compensation consideration. This is expected to provide better longer-term alignment with shareholder interests and improve retention.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6 — Statement of Executive Compensation (“Form 51-102F6”) under National Instrument 51-102 — Continuous Disclosure Obligations) sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the financial years ended December 31, 2009 and 2008 in respect of the CEO, the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation. Given the Corporation’s size, it has determined to also disclose compensation in respect of the sole other executive officer of the Corporation. Collectively, these individuals are referred to as the “Named Executive Officers”.

The Corporation is required to report compensation using the same currency that it uses in its financial statements which is U.S. dollars. Unless otherwise indicated, all dollar amounts in this Statement of Executive Compensation are in U.S. dollars. The Corporation’s share price on the TSX is denoted in Canadian dollars and in some circumstances, where appropriate, such amounts have not been converted to U.S. dollars.

					Option-		Non-equity incentive plan compensation ($)
Name and principal position	Year		Salary ($)	Share-based awards ($)(1)(2)	based awards ($)		Annual incentive plans		Long-term incentive plans	All other compensation(3) ($)		Total compensation ($)
David Harquail President and Chief Executive Officer	2009	(4)	$329,738	$282,762	Nil		$511,137	(6)	Nil	$15,932		$1,139,569
	2008	(5)	$358,106	Nil	Nil		$358,106		Nil	$11,056		$727,268	(7)

Alex Morrison Chief Financial Officer(8)	2009		$250,000	$185,832	Nil		$287,500	(6)	Nil	$30,016	(11)	$753,348
	2008		$249,653	Nil	$1,866,400	(9)	$250,000		Nil	$280,029	(10)(11)	$2,646,082

Sharon E. Dowdall Chief Legal Officer and Corporate Secretary	2009	(4)	$228,618	$184,050	Nil		$278,738	(6)	Nil	$13,734		$705,140
	2008	(5)	$265,459	Nil	Nil		$238,736		Nil	$9,436		$513,631

Steven Aaker Chief of U.S. Operations	2009		$250,000	$185,832	Nil		$287,500	(6)	Nil	$29,016	(11)	$752,348
	2008		$247,396	Nil	Nil		$250,000		Nil	$28,929	(11)	$526,325

Geoff Waterman Chief Operating Officer	2009	(4)	$202,239	$162,815	Nil		$258,954	(6)	Nil	$14,444		$638,452
	2008	(5)	$196,637	Nil	Nil		$238,736		Nil	$11,443		$446,816

Paul Brink Senior Vice President, Business Development	2009	(4)	$197,842	$162,815	Nil		$214,549	(6)	Nil	$12,611		$587,817
	2008	(5)	$196,637	Nil	Nil		$238,736		Nil	$10,593		$445,966

Notes

(1)

Represents RSUs awarded on November 26, 2009 which will vest on November 26, 2012 upon satisfaction of certain performance criteria. The value of the share-based awards was calculated using the 5-day weighted average price on the TSX prior to the award date of November 26, 2009, which was C$29.96 per share. The rate used for currency translation into U.S. dollars was 0.9438, which was the Bank of Canada noon rate on November 26, 2009.

(2)

The Company expects to award time-based RSUs in May 2010 to each Named Executive Officer which would relate to individual performance in 2009. The value of the awards is expected to be as follows: Mr. Harquail C$100,000, Ms. Dowdall C$65,000, Mr. Aaker $63,000, Mr. Waterman C$58,000 and Mr. Brink C$58,000.

(3)	Includes all perquisites, including health and insurance benefits in all cases, $100 or less per month for fitness club memberships in some cases and parking costs in some cases.
(4)

Salary and other cash compensation awarded to, earned by, paid to, or payable was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.8793, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2009. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$375,000, Ms. Dowdall C$260,000, Mr. Waterman C$230,000 and Mr. Brink C$225,000.

(5)

Salary and other cash compensation awarded to, earned by, paid to, or payable was payable in Canadian dollars. The rate used for currency translation into U.S. dollars (the Corporation’s reporting currency) was 0.9432, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2008. Base salary for the Named Executive Officers was as follows: Mr. Harquail C$375,000, Ms. Dowdall C$270,000, Mr. Waterman C$200,000 and Mr. Brink C$200,000.

(6)

Includes a discretionary award made on March 26, 2009 by the Board of $250,000 for the CEO and $100,000 for each of the other Named Executive Officers. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

(7)

The Corporation reimbursed Mr. Harquail for expenses of $34,799 incurred in connection with his relocation to the Corporation’s head office in Toronto. This reimbursement was not considered a perquisite as it was integrally and directly related to the performance of his duties.

(8)	Mr. Morrison resigned effective March 31, 2010.
(9)	Value of 400,000 stock options granted at inception of employment.
(10)	Includes value of one-time signing bonus of $250,000.
(11)	Includes the cost of benefits related to U.S. health care benefits.

Discussion of Summary Compensation Table

Additional factors necessary to understand the information disclosed in the Summary Compensation Table above include the terms of each Named Executive Officer’s employment agreement and executive officers’ equity investment requirements.

Employment Agreements

As a result of the Corporation’s Equity Ownership Policy for Executives, the adoption of the RSU Plan in 2009 and consequent changes to the Corporation’s annual and long-term incentives and the adoption of a new Retirement Policy for Executives in 2010, the CCGC has determined that it would be appropriate for the Named Executive Officers’ initial employment agreements to be updated to be consistent with these policies and plans. The CCGC has also considered the recommendations of various ratings agencies with respect to the CEO being required to hold securities upon departure from the Corporation and the level of termination and change of control benefits for the CEO.  This has resulted in negotiating new employment agreements with the CEO and the Chief Legal Officer and is expected to result in negotiating new employment agreements with the other Named Executive Officers in due course.

David Harquail - The Corporation originally entered into an employment agreement effective December 20, 2007, for Mr. Harquail, as President and CEO, to receive a base salary of C$375,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. The Corporation agreed to reimburse Mr. Harquail for all reasonable expenses incurred in connection with his relocation to the Corporation’s head office in Toronto. Mr. Harquail was also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Harquail was eligible to participate in the Option Plan. Mr. Harquail received an initial grant of 500,000 options in 2007 in accordance with his employment agreement.

The Corporation entered into a new employment agreement effective January 1, 2010 with Mr. Harquail which is substantially similar to his original employment agreement other than as further described herein. Under the terms of the new employment agreement, Mr. Harquail is to receive a base salary of C$400,000 per year and is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives and has agreed to hold for one year following departure from the Corporation the securities he has received from the Corporation in the then most recent three year period under the Corporation’s equity incentive compensation plans. In addition, rather than having a specified target annual bonus, Mr. Harquail is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.

Alex Morrison - The Corporation entered into an employment agreement effective January 4, 2008, for Mr. Morrison, as Chief Financial Officer, to receive a base salary of $250,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Under this agreement, Mr. Morrison is also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Morrison is eligible to participate in the Option Plan. Mr. Morrison received an initial grant of 400,000 options in 2008 in accordance with his employment agreement. The Corporation also paid Mr. Morrison a signing bonus in the aggregate of $250,000 payable in a series of instalments over his first full year of employment. Mr. Morrison resigned effective March 31, 2010 and will be succeeded by Mr. Sandip Rana.

Sharon E. Dowdall - The Corporation originally entered into an employment agreement effective December 20, 2007, for Ms. Dowdall, as Chief Legal Officer, to receive a base salary of C$270,000 per year.  For 2009, this base salary was amended to C$260,000, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Ms. Dowdall was also be eligible for a target annual bonus of 100% of her base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Ms. Dowdall was eligible to participate in the Option Plan. Ms. Dowdall received an initial grant of 225,000 options in 2007 in accordance with her employment agreement.

The Corporation entered into a new employment agreement effective January 1, 2010 with Ms. Dowdall which is substantially similar to her original employment agreement other than as further described herein. Under the terms of the new employment agreement, Ms. Dowdall is required to hold an amount of securities in accordance with the Corporation’s Equity Ownership Policy for Executives. In addition, rather than having a specified target annual bonus, Ms. Dowdall is entitled to receive a performance-based bonus based on satisfaction of performance criteria set by the CCGC for each year which may be payable in cash and/or securities of the Corporation and on a deferred basis, such terms to be determined in the sole discretion of the Board or CCGC consistent with the Corporation’s incentive compensation plans.

Steven Aaker - The Corporation entered into an employment agreement effective December 20, 2007, for Mr. Aaker, as Chief of U.S. Operations, to receive a base salary of $250,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. Under this agreement, Mr. Aaker is also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Aaker is eligible to participate in the Option Plan. Mr. Aaker received an initial grant of 125,000 options in 2007 in accordance with his employment agreement.

Geoff Waterman - The Corporation entered into an employment agreement effective December 20, 2007, for Mr. Waterman, as Chief Operating Officer, to receive a base salary of C$200,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. For 2009, this base salary was amended to C$230,000. Under this agreement, Mr. Waterman is also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Waterman is eligible to participate in the Option Plan. Mr. Waterman received an initial grant of 350,000 options in 2007 in accordance with his employment agreement.

Paul Brink - The Corporation entered into an employment agreement effective December 20, 2007, for Mr. Brink, as Senior Vice President, Business Development, to receive a base salary of C$200,000 per year, subject to an annual review by the CCGC, which may increase such base salary in its sole discretion. For 2009, this base salary was amended to C$225,000. Under this agreement, Mr. Brink is also eligible for a target annual bonus of 100% of his base salary, based on satisfaction of performance criteria set by the CCGC for each year. In addition, Mr. Brink is eligible to participate in the Option Plan. Mr. Brink received an initial grant of 200,000 options in 2007 in accordance with his employment agreement.

For information as to the termination provisions and termination and change of control benefits provided in the above employment agreements, including changes to the CEO and Chief Legal Officer’s employment agreements, see “Termination and Change of Control Benefits” below.

Executives’ Equity Investment Requirements

With a view to aligning the interests of executive officers with those of shareholders, each executive officer of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to a multiple of the executive officer’s then current base salary, depending on the executive officer’s level of responsibility. The requirement is to be satisfied in the form of common shares of the Corporation. Each executive officer has a period of three years from the date on which he or she commenced employment with the Corporation as an executive officer, to satisfy the minimum equity investment requirement.

The Equity Ownership Policy for Executive Officers was recently amended to require that if an executive officer has not achieved the minimum equity investment at the time of any options being exercised by the executive officer, he or she shall be required to continue to  hold at least 50% or such lesser number of the common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements and if an executive officer has not achieved the minimum equity investment at the time of any RSUs vesting, the executive officer will be required to continue to hold at least 50% or such lesser number of the common shares issuable upon the RSUs vesting required to achieve the minimum equity ownership requirements.

The following table summarizes the equity investment in the Corporation of each Named Executive Officer as at March 31, 2010.

Name	Ownership Requirement	Equity Ownership as at March 31, 2010	Equity Ownership as at March 31, 2009	Net Changes in Equity Ownership	Value of Equity Investment at March 31, 2010(1)			Additional Required Investment
David Harquail	3 times / C$400,000	1,224,000	1,224,000	Nil	C$	33,354,000		Nil
Alex Morrison	2 times / $250,000	14,610	12,700	1,910		$391,991	(2)	Nil
Sharon E. Dowdall	2 times / C$260,000	226,000	226,000	Nil	C$	6,158,500		Nil
Steven Aaker	2 times / $250,000	275,000	275,000	Nil		$7,378,346	(2)	Nil
Geoff Waterman	2 times / C$230,000	100,000	100,000	Nil	C$	2,725,000		Nil
Paul Brink	2 times / C$230,000	175,000	175,000	Nil	C$	4,768,750		Nil

Notes

(1)          The closing price of the common shares on the TSX on March 31, 2010 was C$27.25 per share.

(2)          The rate used for currency translation into U.S. dollars was 0.9846, which was the Bank of Canada noon rate on March 31, 2010.

Other Information

There were no repricings or any other changes to the terms of the Option Plan during the financial year ended December 31, 2009. Changes were made to the vesting provisions in the RSU Plan to restrict to some extent the CCGC’s discretion as it relates to vesting provisions. See “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives — Restricted Share Unit Plan — Vesting”.

The share-based awards reported in the Summary Compensation Table above are for RSUs awarded pursuant to the RSU Plan. An aggregate of 41,169 RSUs were awarded to the Named Executive Officers, which will vest on November 26, 2012 upon the satisfaction of certain performance criteria.

The only award of options reported in the Summary Compensation Table above is an award of stock options to Alex Morrison pursuant to his employment agreement in 2008. An aggregate of 400,000 stock options were awarded, at an exercise price of C$15.61, vesting over a three-year period.

The total of cost of Named Executive Officer compensation in 2009 as a percentage of free cash flow was 3.68% and of market performance plus dividends (as a measure of shareholder returns) was 0.46%.

There were no options granted to any Named Executive Officer in 2009 and the option grant rate in 2009 as a percentage of the number of common shares outstanding was 0.05%.

Incentive Plan Awards

Outstanding Option-Based Awards and Share-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each Named Executive Officer all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested ($)(3)
David Harquail	500,000	(4)	C$	15.20	Dec. 1, 2017	$6,162,975	10,000	$282,762
Alex Morrison(6)	266,667	(5)	C$	15.61	Jan. 3, 2018	$3,182,456	6,572	$185,832
Sharon E. Dowdall	150,000	(4)	C$	15.20	Dec. 1, 2017	$1,848,893	6,509	$184,050
Steven Aaker	125,000	(4)	C$	15.20	Dec. 1, 2017	$1,540,744	6,572	$185,832
Geoff Waterman	350,000	(4)	C$	15.20	Dec. 1, 2017	$4,314,083	5,758	$162,815
Paul Brink	187,500	(4)	C$	15.20	Dec. 1, 2017	$2,311,116	5,758	$162,815

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2009, which was C$28.10 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9555, which was the Bank of Canada noon rate on December 31, 2009.

(2)          Represents RSUs awarded on November 26, 2009, which shall vest on November 26, 2012 upon the satisfaction of certain performance criteria.

(3)        The market or payout value was calculated using the 5-day weighted average price on the TSX prior to the award date of November 26, 2009, which was C$29.96 per share. The rate used for currency translation into U.S. dollars was 0.9438, which was the Bank of Canada noon rate on November 26, 2009. The market or payout value as at December 31, 2009, was as follows: Mr. Harquail - $268,496, Mr. Morrison - $176,455, Ms. Dowdall - $174,764, Mr. Aaker - $176,455, Mr. Waterman - $154,600 and Mr. Brink - $154,600. The value was calculated using the closing price of the common shares on the TSX on December 31, 2009, which was C$28.10 per share. The rate used for currency translation into U.S. dollars was 0.9555, which was the Bank of Canada noon rate on December 31, 2009.

(4)          These options vest over a three-year period from their grant date of December 1, 2007.

(5)          These options vest over a three-year period from their grant date of January 3, 2008.

(6)          Mr. Morrison resigned effective March 31, 2010.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)(3)	Non-equity incentive plan compensation - Value earned during the year(4) ($)
David Harquail	$2,326,156	(1)	Nil	$511,137
Alex Morrison	$547,224	(2)	Nil	$287,500
Sharon E. Dowdall	$1,046,770	(1)	Nil	$278,738
Steven Aaker	$581,539	(1)	Nil	$287,500
Geoff Waterman	$1,628,309	(1)	Nil	$258,954
Paul Brink	$1,046,770	(1)	Nil	$214,549

Notes

(1)          The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on December 2, 2009 (the first trading day following the vesting date), which was C$29.81 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9553, which was the Bank of Canada noon rate on December 2, 2009.

(2)          The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on January 5, 2009 (the first trading day following the vesting date), which was C$20.50 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.8393, which was the Bank of Canada noon rate on January 5, 2009.

(3)          RSUs were first awarded on November 26, 2009, but will only vest on November 26, 2012 upon satisfaction of certain performance criteria, and as a result, no RSUs vested during the year.

(4)          Includes a discretionary award made on March 26, 2009 by the Board of $250,000 for the CEO and $100,000 for each of the other Named Executive Officers. See “Compensation Discussion and Analysis — Elements of Compensation — Discretionary Awards”.

Discussion of Incentive Plan Awards

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, are set out above in the CD&A. An aggregate of 245,833 outstanding stock options held by Named Executive Officers were exercised during the financial year ended December 31, 2009.

As indicated above, for 2010, annual incentives will consist of an award of both a cash bonuses and time-based RSUs, which in the aggregate will be targeted at 75% of base salary. For illustrative purposes, if all pre-set corporate and personal objectives for 2010 were met, in 2010 cash bonuses and time-based RSUs would be awarded as follows:

Name	Potential 2010 Cash Bonus		Potential 2010 Time-Based RSUs
David Harquail	C$	200,000	C$	100,000
Sharon E. Dowdall	C$	130,000	C$	65,000
Steven Aaker		$125,000		$63,000
Geoff Waterman	C$	115,000	C$	58,000
Paul Brink	C$	115,000	C$	58,000

Pension Plan Benefits

The Corporation does not provide a defined benefit plan or a defined contribution plan for any of its executive officers, nor does it have a deferred compensation plan for any of its executive officers.

Termination and Change of Control Benefits

Each of the Named Executive Officers has entered into an employment agreement with the Corporation that provides for payments at, following or in connection with a termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in such Named Executive Officers’ responsibilities.

In response to the recommendations of various ratings agencies with respect to the level of termination and change of control benefits for the CEO, the CCGC has considered the level of termination and change of control benefits for the CEO and the Named Executive Officers. The Board has also adopted a new Retirement Policy for Executives. These matters have resulted in negotiating new employment agreements with the CEO and the Chief Legal Officer which change their termination and change of control benefits effective January 1, 2010. It is expected that new employment agreements will be negotiated with the other Named Executive Officers in due course.

For the Named Executive Officers, other than the CEO and Chief Legal Officer as of January 1, 2010, if the individual is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), the individual will be entitled to a lump sum payment equal to his or her base salary at the time of termination or resignation, as applicable, for the lesser of the “compensation period” (see below) and the number of months until the individual’s 65th birthday. The individual will also be entitled to continue participating in the Corporation’s benefit plans for the compensation period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. In addition, under the terms of the current employment agreements, the Named Executive Officers (other than the CEO and Chief Legal Officer) will remain eligible to exercise any stock options that have vested as of the last day of his or her employment for the lesser period of one year or the remaining term of the options.

For the CEO and Chief Legal Officer, as of January 1, 2010, if the individual is terminated without just cause or resigns for “good reason” as defined in the applicable employment agreement (see below), the individual will be entitled to a lump sum payment equal to his or her base salary at the time of termination or resignation, as applicable, for the “compensation period” (see below). The individual will also be entitled to continue participating in the Corporation’s benefit plans for the compensation period. If the Corporation is unable to continue the individual’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. In addition, under the terms of the current employment agreements, the CEO and Chief Legal Officer will remain eligible to exercise any stock options that have vested as of the last day of his or her employment for the lesser period permitted under the applicable plan or the remaining term of the options.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2009, the applicable compensation period (relevant for both base salary and continued participation in the Corporation’s benefits plans), the amounts payable and the value of options vested as of such date would have been as follows:

Name	Compensation period	Aggregate amount payable for base salary		Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)
David Harquail	36 months(3)	C$	1,125,000	$47,796	$4,108,650
Alex Morrison	24 months		$500,000	$60,032	Nil
Sharon E. Dowdall	24 months(4)	C$	520,000	$27,468	$924,446
Steven Aaker	24 months		$500,000	$58,032	$1,027,163
Geoff Waterman	24 months	C$	460,000	$28,888	$2,876,055
Paul Brink	24 months	C$	450,000	$25,222	$1,386,669

Notes

(1)          The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)          The value of stock options vested as of December 31, 2009 was calculated using the closing price of the common shares on the TSX on December 31, 2009, which was C$28.10 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9555, which was the Bank of Canada noon rate on December 31, 2009.

(3)          Effective January 1, 2010, Mr. Harquail entered into a new employment agreement with the Corporation that provides for a compensation period of 24 months.

(4)        Effective January 1, 2010, Ms. Dowdall entered into a new employment agreement with the Corporation that provides for a compensation period of 24 months.

Under the terms of the Named Executive Officers’ employment agreements (other than the new agreements with the CEO and Chief Legal Officer effective January 1, 2010), the concept of resignation for “good reason” applies in circumstances unrelated to a “change of control” (see below). The concept of “good reason” generally includes:

(a)          changes in a Named Executive Officer’s duties or status, including a material change to the Named Executive Officer’s reporting relationship;

(b)         a material reduction in the Named Executive Officer’s base salary;

(c)          a change in the Corporation’s bonus plans that would have the effect of reducing the Named Executive Officer’s aggregate incentive compensation or aggregate target incentive compensation by 35% or more, including any change in performance metrics that would produce such a result;

(d)         failure by the Corporation to continue to provide benefits at least as favourable as those initially provided or the taking of any action that would materially reduce any such benefits;

(e)          the Corporation requiring the Named Executive Officer to relocate; and

(f)            failure by the Corporation to obtain a satisfactory agreement from a successor to assume and agree to perform the employment agreement.

Under the terms of the new agreements with the CEO and Chief Legal Officer effective January 1, 2010, items (b) and (c) above have been combined to reflect a change in aggregate compensation which would include annual base salary and the Named Executive Officer’s aggregate incentive compensation or aggregate target incentive compensation that would have the effect of reducing aggregate compensation by 35% or more, including any change in performance metrics that would produce such a result.

If a Named Executive Officer (other than, effective January 1, 2020, the CEO and Chief Legal Officer) is terminated due to disability, the Named Executive Officer is entitled to receive in lieu of all other amounts, compensation at the Named Executive Officer’s base salary rate for a period of six months or such greater amount as is required by law. Under the terms of the new employment agreements for the CEO and Chief Legal Officer, if they are terminated due to disability, they will be entitled to notice of pay in lieu of notice/severance stipulated by applicable employment standards legislation, if any, and will remain eligible for any disability benefits for which they may be qualified.

The Named Executive Officers have “change of control” provisions in their applicable employment agreements. A “change of control” is defined as: (i) the acquisition of control in law (whether by sale, transfer, merger, consolidation or otherwise) of the Corporation by a third party (that is, the acquisition of control of at least 50.1% of the issued and outstanding voting shares of the Corporation) or (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Corporation to a third party.

In the event that a “change of control” occurs and the Named Executive Officer is terminated without cause or resigns for “good reason” within the twelve month period following the “change of control”, the Corporation is required to provide to the Named Executive Officer (other than, effective January 1, 2010, the CEO and Chief Legal Officer) a lump sum payment of a multiple of the Named Executive Officer’s base salary (see below) at the time of termination or resignation, as applicable. The Corporation is also required to continue the Named Executive Officer’s benefits coverage for a specified period (see below). If the Corporation is unable to continue the Named Executive Officer’s participation in one or more of its benefit plans, the Corporation is required to pay an amount equal to the premium cost or contributions that would have otherwise been made for the same period of time. In addition, under the terms of the Option Plan, all options vest immediately upon a “change of control” (as defined in the Option Plan) and Named Executive Officers will have 30 days after receiving notice thereof to exercise their options. Assuming the new share compensation plan is adopted at the Meeting, unvested options will vest at such time as determined by the CCGC such that the Named Executive Officers will be able to participate in a change of control transaction, including by surrendering such options to the Corporation or a third party or exchanging such options, for consideration in the form of cash and/or securities.

For the CEO and Chief Legal Officer, as of January 1, 2010, in the event that a “change of control” occurs and the Named Executive Officer is terminated without cause or resigns for “good reason” within the twelve month period following the “change of control”, the Corporation is required to provide to the Named Executive Officer a lump sump payment of a multiple of the Named Executive Officer’s base salary and bonus (see below) at the time of termination or resignation, as applicable. The other terms relating to a “change of control” remain the same as set out above for the other Named Executive Officers.

For illustrative purposes, in accordance with Form 51-102F6, if a Named Executive Officer had been terminated without just cause or had resigned for “good reason” on December 31, 2009 following a “change of control”, the applicable multiple, the amount payable based on base salary, the specified period for benefits, the amount payable for benefits and the value of options vested as of such date (assuming accelerated vesting of all options as a result of the change of control) would have been as follows:

Name	Multiple	Aggregate amount payable for base salary		Compensation period	Aggregate amount payable for perquisites and benefits(1)	Option-based awards - Value vested(2) ($)
David Harquail(3)	3 times	C$	1,125,000	36 months	$47,796	$6,162,975
Alex Morrison	2 times		$500,000	24 months	$60,032	$3,182,456
Sharon E. Dowdall(4)	2 times	C$	520,000	24 months	$27,468	$1,848,893
Steven Aaker	2 times		$500,000	24 months	$58,032	$1,540,744
Geoff Waterman	2 times	C$	460,000	24 months	$28,888	$4,314,083
Paul Brink	2 times	C$	450,000	24 months	$25,222	$2,311,116

Notes

(1)          The actual amounts of perquisites for all Named Executive Officers have been disclosed in the Summary Compensation Table and it has been assumed that payment of these amounts would continue for the compensation period.

(2)          The value of stock options vested as of December 31, 2009 (assuming accelerated vesting of all options as a result of the change of control as provided for in the Option Plan) was calculated using the closing price of the common shares on the TSX on December 31, 2009, which was C$28.10 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9555, which was the Bank of Canada noon rate on December 31, 2009.

(3)          Effective January 1, 2010, Mr. Harquail entered into a new employment agreement with the Corporation that provides for a multiple of two times base salary and bonus and a compensation period of 24 months.

(4)          Effective January 1, 2010, Ms. Dowdall entered into a new employment agreement with the Corporation that provides for a multiple of 1.5 times base salary and bonus and a compensation period of 18 months.

Director Compensation

Director Compensation Table

The following table (presented in accordance with Form 51-102F6) sets forth all amounts of compensation earned by the non-executive directors for the Company’s most recently completed financial year.

Name	Fees earned(1) ($)		Share- based awards ($)(2)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)(3)	Total ($)
Pierre Lassonde	$38,836	(4)	$781	Nil	Nil	Nil	$39,617
Derek Evans	$26,379		$397	Nil	Nil	Nil	$26,776
Graham Farquharson	$26,379		$481	Nil	Nil	Nil	$26,860
Louis Gignac	$26,379		$450	Nil	Nil	Nil	$26,829
Randall Oliphant	$35,172	(5)	Nil	Nil	Nil	Nil	$35,172
David Peterson	$29,800	(6)	$494	Nil	Nil	Nil	$30,294

Notes

(1)          For a breakdown of fees paid in cash versus fees credited in DSUs, see the chart below under “Deferred Share Unit Plan”. Fees paid or payable to the directors were payable in Canadian dollars as follows: Lassonde — C$44,137, Evans - C$30,000, Farquharson - C$30,000, Gignac - C$30,000, Oliphant - C$40,000 and Peterson - C$33,890. The rate used for currency translation into U.S. dollars was 0.8793, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2009.

(2)          This represents the grant date fair value of the dividend equivalents credited under the DSU Plan in U.S. dollars.

(3)          Reimbursement to each of the directors for expenses and fees was made during the year.  These reimbursements were not considered perquisites, as they were integrally and directly related to the performance of each director’s duties.

(4)          Fees earned include C$30,000 in annual fees, C$10,000 in fees for serving as the Chair of the Board and C$4,137 in fees for serving as the Chair of the CCGC until May 2009.

(5)          Fees earned include C$30,000 in annual fees and C$10,000 in fees for serving as the Chair of the ARC.

(6)          Fees earned include C$30,000 in annual fees and C$3,890 in fees for serving as Chair of the CCGC from August 2009.

Discussion of Director Compensation Table

Significant factors necessary to understand the information disclosed in the Director Compensation Table above include the Board’s fee structure, the Corporation’s deferred share unit plan, and directors’ equity investment requirements.

Board Fees

Compensation for non-executive directors of the Corporation has been set at C$30,000 per director per year (the “Annual Retainer”). Directors do not currently receive additional compensation for attending Board or committee meetings. In addition, the Chair of the Board receives additional compensation of C$10,000 per year and the chair of each of the ARC and the CCGC receives additional compensation of C$10,000 per year. The foregoing fees are collectively referred to as “Board Fees”. Directors are also be reimbursed for out-of-pocket expenses for attending Board and committee meetings and in respect of other activities relating to Board service. No director compensation is paid to directors who are members of management of the Corporation.

Deferred Share Unit Plan

Effective March 26, 2008, the Board adopted a deferred share unit plan (the “DSU Plan”), which permits directors who are not salaried officers or employees of the Corporation or a related corporation (referred to as “Eligible Directors”) to defer receipt of all or a portion of their Board Fees until termination of Board service. The DSU Plan also provides the Board with the flexibility to award deferred share units (“DSUs”) to Eligible Directors as another form of compensation. Only Eligible Directors are permitted to participate in the DSU Plan which is administered by the CCGC.

With respect to conversion of Board Fees into DSUs, each Eligible Director may elect to be paid a minimum of 20% up to a maximum of 100%, in 10% increments, of Board Fees in the form of DSUs in lieu of being paid such fees in cash. On the date on which Board Fees are payable (on a quarterly basis), the number of DSUs to be credited to a participating Eligible Director (a “Participant”) is determined by dividing an amount equal to the designated percentage of the Board Fees that the Participant has elected to have credited in DSUs on that fee payment date, by the calculated market value of a common share (typically on the TSX) on that fee payment date.

The DSU Plan also permits the CCGC to award DSUs to directors as compensation beyond Board Fees. This flexibility under the DSU Plan is intended to permit the CCGC to compensate directors for any special projects required by the Board or its committees. However, to date no DSUs have been awarded to directors under these provisions of the DSU Plan. Under the DSU Plan, the CCGC is authorized to determine when DSUs will be awarded, the number of DSUs to be awarded, the vesting criteria for each award of DSUs, if any, and all other terms and conditions of each award. Unless the CCGC determines otherwise, DSUs awarded under the Plan will be subject to a vesting schedule whereby they will become vested in equal instalments over three years with one-third vesting on the first anniversary of the award and one-third vesting on each of the subsequent anniversaries of the award. The CCGC may consider alternatives for vesting criteria related to the Corporation’s performance and has the flexibility under the DSU Plan to apply such vesting criteria to particular awards of DSUs. The DSU Plan also provides that: (i) where a participant’s termination of Board service is as a result of death, all unvested DSUs will vest effective on the date of death; and (ii) in a change of control context, all unvested DSUs will vest immediately prior to the change of control.

When dividends are declared by the Corporation, a Participant is also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs the Participant holds on the record date for the payment of a dividend.

A Participant is permitted to redeem his vested DSUs only following termination of Board service by way of retirement, non-re-election as a director, resignation or death. Upon redemption of DSUs, the Corporation will pay to the Participant a lump sum cash payment equal to the number of DSUs to be redeemed multiplied by a calculation of the market value of a common share (typically on the TSX) on the redemption date, net of any applicable deductions and withholdings. The DSU Plan does not entitle any Participant to acquire common shares of the Corporation.  On March 23, 2010, the Board approved some minor amendments to the DSU Plan clarifying the timing of redemptions.

The following chart outlines the breakdown of fees paid in cash versus fees credited in DSUs for the year ended December 31, 2009 and the total DSUs accumulated during the year ended December 31, 2009.

Name	Fees earned(1) ($)	Election percentage (%)	Total fees paid in cash ($)	Total fees accrued in cash ($)	Total fees credited in DSUs ($)	Number of DSUs (#)	Dividend Equivalents (#)	Total DSUs
Pierre Lassonde	$38,836	100%	Nil	Nil	$38,836	2,969	35	3,004
Derek Evans	$26,379	100%	Nil	Nil	$26,379	1,647	18	1,665
Graham Farquharson	$26,379	100%	Nil	Nil	$26,379	1,886	22	1,908

Name	Fees earned(1) ($)	Election percentage (%)		Total fees paid in cash ($)		Total fees accrued in cash ($)		Total fees credited in DSUs ($)	Number of DSUs (#)	Dividend Equivalents (#)	Total DSUs
Louis Gignac	$26,379	50	%(2)	Nil		$13,190	(3)	$13,189	1,624	21	1,645
Randall Oliphant	$35,172	0%		$14,655	(4)	$20,517	(3)	Nil	Nil	Nil	Nil
David Peterson	$29,800	100%		Nil		Nil		$29,800	1,990	22	2,012

Notes

(1)          Fees paid or payable to the directors were payable in Canadian dollars. The rate used for currency translation into U.S. dollars was 0.8793, which was the average rate used for currency translation for the Corporation’s expenses for the year ended December 31, 2009.

(2)          Mr. Gignac elected 100% of his fees to be payable in DSUs for the period June 1, 2008 to May 31, 2009 and 50% of his fees to be payable in DSUs for the period June 1, 2009 to May 31, 2010.

(3)          Total fees accrued in cash represents fees earned and not credited in DSUs from June 1, 2009 to December 31, 2009.

(4)          Total fees paid in cash represents fees paid during 2009 for the period January 1, 2009 to May 31, 2009.

Directors’ Equity Investment Requirements

With a view to aligning the interests of directors with those of shareholders, each director that is not a salaried officer or employee of the Corporation is required to hold a minimum equity investment in the Corporation equivalent in value to three times the Annual Retainer in the form of common shares of the Corporation and/or DSUs held pursuant to the DSU Plan. Each director has a period of three years from the date of his/her first election by shareholders or appointment by the Board, as applicable, to satisfy the minimum equity investment requirement.

The Equity Ownership Policy for Directors was recently amended to require that, if a director has not achieved the minimum equity investment at the time of any options being exercised by the director, he or she shall be required to continue to hold at least 50% or such lesser number of common shares issuable upon the exercise of such options as required to achieve the minimum equity ownership requirements.

For the purpose of determining the value of the equity investment of a director at any time, the value of common shares and DSUs under the DSU Plan held by such director will be based on the higher of: (i) the acquisition cost of such common shares and DSUs; and (ii) the current market value of the common shares held and of the DSUs under the DSU Plan. Based on the current Annual Retainer, the minimum equity investment is C$90,000. The following table summarizes equity investment in the Corporation by individual directors as at March 31, 2010.

	Equity Ownership as at March 31, 2010		Equity Ownership as at March 31, 2009		Net Changes in Equity Ownership		Value of Equity		Additional
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	Investment at March 31, 2010		Required Investment
Pierre Lassonde	3,374,247	3,372	3,700,000	1,376	(325,753)	1,996	C$	92,040,118	Nil
Derek Evans	4,000	1,940	Nil	587	4,000	1,353	C$	161,865	Nil
Graham Farquharson	76,000	2,183	76,000	826	Nil	1,357	C$	2,130,487	Nil
Louis Gignac	75,000	1,783	75,000	826	Nil	957	C$	2,092,337	Nil
Randall Oliphant	75,000	Nil	75,000	Nil	Nil	Nil	C$	2,043,750	Nil
David Peterson	75,000	2,379	75,000	826	Nil	1,553	C$	2,108,578	Nil

Notes

(1)          The closing price of the common shares on the TSX on March 31, 2010 was C$27.25 per share.

Other Information

There were no repricings or any other changes to the terms of the Option Plan during the financial year ended December 31, 2009. Other than the DSU Plan, the Corporation did not have any other share-based or option-based award programs for non-executive directors in place during the financial year ended December 31, 2009. No awards of DSUs (as opposed to Board Fee conversions) were made under the DSU Plan during the financial year ended December 31, 2009.

Incentive Plan Awards for Directors

Outstanding Share-Based Awards and Option-Based Awards

The following table (presented in accordance with Form 51-102F6) sets forth for each non-executive director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Option-based Awards						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)(4)	Market or payout value of share- based awards that have not vested(5) ($)
Pierre Lassonde	175,000	(2)	C$	15.20	Dec. 1, 2017	$2,157,041	35	$781
Derek Evans	75,000	(3)	C$	18.91	Aug. 8, 2018	$658,578	18	$397
Graham Farquharson	75,000	(2)	C$	15.20	Dec. 1, 2017	$924,446	22	$481
Louis Gignac	75,000	(2)	C$	15.20	Dec. 1, 2017	$924,446	21	$450
Randall Oliphant	75,000	(2)	C$	15.20	Dec. 1, 2017	$924,446	Nil	Nil
David Peterson	75,000	(2)	C$	15.20	Dec. 1, 2017	$924,446	22	$494

Notes

(1)          The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2009, which was C$28.10 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9555, which was the Bank of Canada noon rate on December 31, 2009.

(2)          These options vest over a three-year period from their grant date of December 1, 2007.

(3)          These options vest over a three-year period from their grant date of August 8, 2008.

(4)          This is the number of dividend equivalents credited under the DSU Plan.

(4)        This represents the grant date fair value of the dividend equivalents credited under the DSU Plan. The market value as of December 31, 2009, using a closing price of the common shares on the TSX of C$28.10, was $984, $506, $618, $590, nil and $618.

Incentive Plan Awards — Value Vested or Earning During the Year

The following table (presented in accordance with Form 51-102F6) sets forth details of the value vested or earned by each non-executive director during the most recently completed financial year for each incentive plan award.

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Pierre Lassonde	$814,154	(1)	Nil	Nil
Derek Evans	$189,904	(2)	Nil	Nil
Graham Farquharson	$348,923	(1)	Nil	Nil
Louis Gignac	$348,923	(1)	Nil	Nil
Randall Oliphant	$348,923	(1)	Nil	Nil

Name	Option-based awards - Value vested during the year ($)		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Peterson	$348,923	(1)	Nil	Nil

Notes

(1)          The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on December 2, 2009 (the first trading day following the vesting date), which was C$29.81 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9553, which was the Bank of Canada noon rate on December 2, 2009.

(2)          The value vested during the year of option-based awards was calculated using the closing price of the common shares on the TSX on August 24, 2009 (the first trading day following the vesting date), which was C$27.07 per share, less the exercise price of the options. The rate used for currency translation into U.S. dollars was 0.9309, which was the Bank of Canada noon rate on August 24, 2009.

Discussion of Incentive Plan Awards for Directors

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at year end, in respect of non-executive directors, are set out above. For clarity, the only plan-based awards for which non-executive directors are eligible are those awarded under the existing Option Plan and under the DSU Plan or to be awarded in the future under the Share Compensation Plan, assuming it is approved by shareholders at the Meeting. Non-executive directors are not eligible for annual cash bonuses or RSUs under the RSU Plan and will not be eligible for RSUs under the Share Compensation Plan, assuming it is approved by shareholders at the Meeting.

No outstanding options held by directors were exercised during the financial year ended December 31, 2009. To date, at the time of joining the Board, directors have been granted stock options to provide a long-term ownership perspective on the direction of the Corporation. While the Option Plan technically permits the grant of options to directors, the Corporation has no intention of granting options to any existing non-executive directors in the foreseeable future. Options would however be considered in connection with the recruitment of a new director.

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table (presented in accordance with Form 51-102F5) sets forth all compensation plans under which equity securities of the Corporation are authorized for issuance as of the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders — RSU Plan	47,215	Not applicable		N/A
Equity compensation plans not approved by shareholders — Option Plan	2,666,501	C$	15.78	N/A
Total	2,713,716	Not applicable		2,892,459	(1)

Notes

(1)          This is the total number of common shares remaining available for future issuance under the RSU Plan and Option Plan, collectively, as of December 31, 2009 (i.e. the collective maximum under these plans, less the number of common shares to be issued upon the vesting of outstanding RSUs and the exercise of outstanding stock options).

(2)          Please note, as of the date hereof, up to a maximum of 74,430 common shares of the Corporation are reserved for issuance pursuant to Moydow Options outstanding. See “Statement of Executive Compensation — Compensation Discussion and Analysis — Elements of Compensation — Long-Term Incentives — Common Shares Reserved for Issuance — Moydow Transaction”.

Indebtedness of Directors and Officers

During the most recently completed financial year and as at the date hereof, no director, proposed nominee for election as a director, officer, employee or associate of any such persons has been or is indebted to the Corporation nor has the Corporation guaranteed any loans on behalf of any of these individuals.

Interest of Management and Others in Material Transactions

Management of the Corporation is not aware of a material interest, direct or indirect, of any director or officer of the Corporation, any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, any proposed nominee for election as a director of the Corporation, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for the officers and directors of the Corporation which provides coverage in the amount of $50,000,000 in each policy year.  The deductible amount on the policy is $1,000,000 and the total annual premium for the policy is $215,000.

STATEMENT OF GOVERNANCE PRACTICES

Board of Directors

Composition of the Board - Independence

The Board is currently comprised of seven directors. The Board has considered the independence of each of its directors. Consistent with National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”), to be considered independent, the Board must conclude that a director has no material relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship.

The Board has concluded that six directors (Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans) are “independent” for purposes of Board membership, as provided in NI 58-101, and therefore a majority of the directors are “independent”. By virtue of his position as President and CEO, Mr. Harquail is not considered “independent”.

The Board has also considered the independence of its directors more generally, and whether they are “related” or “affiliated” as defined by various governance ratings agencies and confirms its view that Messrs. Lassonde, Peterson, Gignac, Farquharson, Oliphant and Evans are not “related” or “affiliated” with the Corporation in such a way as to affect their exercise of independent judgment.

Composition of the Board — Skills Matrix

In connection with its nomination and Board assessment responsibilities (see “Nomination of Directors” and “Board Assessment” below), the CCGC has developed a skills matrix comprised of the skills and competencies it expects the Board as a whole to possess and has identified which of those skills and competencies are possessed by its existing directors. The skills and competencies are as follows: experience with respect to the mining industry, experience with respect to the oil & gas industry, experience in accounting and finance matters, risk management, legal matters, human resources and compensation matters, corporate governance, public company boards and public company management. The following table outlines the CCGC’s assessment of which of those skills are possessed by the existing directors.

Skill	Lassonde	Peterson	Gignac	Farquharson	Oliphant	Evans	Harquail
Mining	x		x	x	x	x	x
Oil & Gas					x	x
Accounting and Finance	x		x		x	x	x
Legal		x			x
Risk Management	x	x	x	x	x	x	x
HR and Compensation	x	x	x	x	x	x	x
Corporate Governance	x	x	x	x	x	x	x
Public Company Boards	x	x	x	x	x	x	x
Public Company Management	x	x	x	x	x	x	x

Other Directorships

Certain directors of the Corporation are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere.  Information as to such other directorships is set out below. Louis Gignac and Graham Farquharson are both directors of St Andrew Goldfields Ltd. and Pierre Lassonde and Randall Oliphant are both directors of New Gold Inc.  With respect to these interlocking board memberships, it is the Board’s view that the mining community at the highest levels is closely connected and that in order for the Corporation’s directors to maintain these connections, which are in the best interests of the Corporation, directors of the Corporation should be permitted to serve on other boards of directors, including in some cases, the same board of directors. The Board is satisfied that it has a system for dealing with conflicts of interest if any were to arise. See “Ethical Business Conduct” below.

Director	Other Public Company Directorships
Pierre Lassonde	Enghouse Systems Limited New Gold Inc.
David Harquail	Not applicable
Derek Evans	Pengrowth Corporation
Graham Farquharson	St Andrew Goldfields Ltd.
Louis Gignac	Domtar Corp Gaz Métro Inc. Andean Resources Inc. St Andrew Goldfields Ltd.
Randall Oliphant	Silver Bear Resources Inc. New Gold Inc. WesternZagros Resources Ltd.
David Peterson	Industrielle-Alliance Insurance and Financial Services Inc. Rogers Communications Inc. Shoppers Drug Mart Corporation South East Group Limited Versapay Corporation

Independent Director Meetings

At 100% of the meetings of the Board held during fiscal 2009, the independent directors held an in-camera session at which non-independent directors and members of management were not present. It is the intention of the directors to continue to hold such an in-camera session at each Board meeting going forward.

Chair of the Board

The Board has concluded that Mr. Lassonde, the Chair of the Board, is an independent director. See “Composition of the Board — Independence” above. The Chair of the Board’s role is to provide leadership to the directors in discharging their mandate, including by: (i) leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; (ii) promoting cohesiveness among the directors; and (iii) being satisfied that the responsibilities of the Board and its committees are well understood by the directors. The responsibilities of the Chair of the Board include:

•                  providing advice, counsel and mentorship to the CEO;

•                  promoting the provision of information to the directors on a timely basis;

•                  with respect to meetings of the Board, scheduling meetings, setting the agendas for the meetings, presiding over the meetings, co-ordinating with the chairs of the committees of the Board to schedule committee meetings, ensuring that all business required to come before the Board is brought properly, monitoring the adequacy of Board materials, ensuring sufficient time for review of materials, and encouraging free and open discussion at meetings of the Board; and

•                  presiding over shareholders’ meetings.

Attendance at Meetings

During the financial year ended December 31, 2009, the Board held 6 meetings. The ARC held 4 meetings and the CCGC held 6 meetings. The following summarizes the attendance record for each of such meetings.

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Pierre Lassonde	6 of 6	N/A	N/A
David Harquail	6 of 6	N/A	N/A

Name	Board Meetings Attended	ARC Meetings Attended	CCGC Meetings Attended
Derek Evans	6 0f 6	4 of 4	N/A
Graham Farquharson	5 of 6	N/A	6 of 6
Louis Gignac	6 of 6	4 of 4	N/A
Randall Oliphant	6 of 6	4 of 4	N/A
David Peterson	6 of 6	N/A	6 of 6

It is the policy of the Board that, except in exceptional circumstances (i.e. due to illness or other incapacity), all directors of the Corporation shall attend the annual meeting of shareholders of the Corporation.

Board Mandate

A copy of the Board’s written mandate is attached as Schedule “B” to this Circular.

Director Retirement Policy

The Board has adopted director retirement policy which provides the framework for the Corporation to ensure the ongoing renewal of the Board by specifying requirements regarding the retirement of directors. On the March 1st after a non-employee director’s 72nd birthday and on every March 1st thereafter while the director is still a director of the Corporation, a director must submit his or her resignation to the Board and the CCGC for consideration. The CCGC will consider such resignation and, taking into account factors such as the competencies and skills possessed by the Board as a whole and the director individually, the size of the Board and the overall best interests of the Corporation, make a recommendation to the Board as to whether the Board should accept such resignation in conjunction with the Corporation’s next annual meeting of shareholders or reject such resignation and nominate the director for election at the Corporation’s next annual meeting of shareholders. The Board will then consider the CCGC’s recommendation and make its determination. Given the stage of the Corporation’s development, the Board has determined not to establish term limits for directors due to the potential loss of contributions from directors who have developed increasing insight into the Corporation and its operations.

Board Committees

Audit and Risk Committee

The Corporation has an audit and risk committee (the “ARC”) that consists of Derek Evans, Louis Gignac and Randall Oliphant, with Randall Oliphant serving as Chair. All members of the ARC are “independent” and “financially literate” (as defined in National Instrument 52-110 — Audit Committees). The ARC has been established to assist the Board in fulfilling its oversight and evaluation of:

•                  the quality and integrity of the financial statements of the Corporation,

•                  the compliance by the Corporation with legal and regulatory requirements in respect of financial disclosure,

•                 the qualification, independence and performance of the Corporation’s independent auditors,

•                  the performance of the Chief Financial Officer,

•                  risk management oversight,

•                  the compliance by the Corporation with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                  the qualification, independence and performance of the Corporation’s qualified oil and gas reserves evaluator or auditor.

Specifically, with respect to the independent auditors, the ARC is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting).

The Corporation’s Audit and Risk Committee Charter was recently updated to address the ARC’s responsibilities relating to risk management and oil and gas reserves. A copy of the Corporation’s Audit and Risk Committee Charter is set out in the Corporation’s Annual Information Form which is available on SEDAR at www.sedar.com.

Compensation and Corporate Governance Committee

The Corporation has a compensation and corporate governance committee (the “CCGC”) that consists of Graham Farquharson and David Peterson, with David Peterson serving as Chair. The CCGC serves as the Board’s nominating committee. All members of the CCGC are “independent” (as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices). Among other things, the CCGC:

•                  reviews and makes recommendations to the Board concerning the appointment of officers of the Corporation;

•                  annually reviews the CEO’s goals and objectives for the upcoming year, provides an appraisal of the CEO’s performance and reviews his compensation;

•                  makes recommendations concerning the remuneration of directors; and

•                  administers and makes recommendations regarding the operation of the Corporation’s employee incentive compensation plans.

The CCGC is also responsible for:

•                  developing the Corporation’s approach to governance issues;

•                  filling vacancies among the directors (see “Nomination of Directors”);

•                  periodically reviewing the effectiveness of the directors and the contribution of individual directors (see “Board Assessment”); and

•                  adopting and periodically reviewing and updating the Corporation’s written code of business conduct and ethics and its written disclosure policy (see “Ethical Business Conduct”).

Position Descriptions

The Board has developed and approved written position descriptions for the Chair of the Board, the Chair of the ARC, the Chair of the CCGC and for the CEO.

Orientation and Continuing Education

The Corporation will provide an orientation program for new directors in order that they can become familiar with the role of the Board, its committees and its directors and with the nature and operation of the Corporation’s business.  To date, all Board members have been provided with a copy of the written mandate and charters for the Board and each of its committees, respectively, and a copy of the Board’s approved policies relating to, among other things, the business conduct and ethics of directors, officers and employees, auditor independence, employee complaint procedures for accounting and auditing matters and confidentiality, fair disclosure and trading in securities. Board members have also been provided with a copy of each committee’s planning schedules / work plans, as applicable. New Board members are provided with these materials and meet with the Chair of the Board and members of management as part of their orientation.

With respect to continuing education, the Corporation continues to ensure that its directors maintain the skill and knowledge necessary to meet their obligations as directors by having management provide relevant presentations at each annual strategy meeting and at each quarterly meeting, as appropriate, by bringing consultants in to address the Board on various issues, and by arranging for other meetings with management from time to time. In addition, Board members are encouraged to attend external director education conferences at the Corporation’s expense and the Corporation has been looking for opportunities to have site visits at properties in which the Corporation has a royalty interest.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Corporation’s directors, officers and employees. The Code was updated effective March 23, 2010 to reflect the Corporation’s core values, to address further matters relating to discrimination, harassment and equal opportunity, as well as health and safety, and other policies of the Corporation. The updated version of the Code was filed on SEDAR at www.sedar.com on March 25, 2010.

The Code reflects the Corporation’s core values of honesty, responsibility and fairness and addresses the following matters: compliance with laws, rules and regulations; conflicts of interest; confidentiality; corporate opportunities; protection and proper use of corporate assets; competition and fair dealing; gifts and entertainment; payments to government personnel; discrimination, harassment and equal opportunity; health and safety; accuracy of company records and reporting; use of e-mail and internet services; and reporting of any illegal or unethical behaviour.

With respect to the issue of conflicts of interest in particular, various officers, directors or other insiders of the Corporation may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside the Corporation. In the event that any such conflict of interest arises, a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of the Corporation and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving the Corporation will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The CCGC will monitor the Code and be responsible for granting any waivers from the application of the Code and will review management’s monitoring of compliance with the Code. To date, no such waivers have been granted.

Under the Code, the Corporation’s personnel are expected to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. All of the Corporation’s personnel are required to cooperate in internal investigations of misconduct.

Whistleblower Policy

The Board has adopted employee complaint procedures for accounting and auditing matters (collectively, the “Whistleblower Policy”) for the Corporation’s directors, officers and employees to enable such personnel to submit good faith complaints relating to any questionable accounting or auditing matter. The Whistleblower Policy outlines how an employee with a good faith concern about any accounting or auditing matter can report those concerns directly to the Chief Legal Officer, and on an anonymous basis, directly to the Chair of the Audit Committee.

Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities

The Board has adopted a policy concerning confidentiality, fair disclosure and trading in securities, which serves as the Corporation’s corporate disclosure policy and insider trading policy. This policy applies to the Corporation’s directors, officers and employees to ensure that such personnel comply with securities legislation and the rules of applicable stock exchanges relating to insider trading, tipping and selective disclosure.

With respect to confidentiality and disclosure, this policy generally outlines principles of confidentiality and guidelines for maintaining confidentiality, disclosure principles and guidelines for disclosure (including who the authorized spokespersons are and how discussions with the investing community will occur), what constitutes material information, what is non-public information and how forward-looking information should be disclosed.

With respect to trading in securities, this policy generally outlines prohibitions on trading, the Corporation’s policies on trading windows and black-out periods, required approval for trades by insiders and sanctions if improper trading were to occur. This policy requires the Corporation’s personnel to report any violations immediately to the CEO or the Chief Legal Officer.

Environmental and Corporate Social Responsibility Policy

The Board has adopted an environmental and corporate social responsibility policy which provides the framework for the Corporation’s approach to addressing its environmental and social responsibilities as a good corporate citizen. This policy acknowledges the nature of the Corporation’s business (i.e. that it invests in the businesses of others, principally through holding royalties, and does not operate any mineral or oil & gas properties and that it is an entity with a very small workforce, with limited operations). This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory environmental, health and safety and human rights requirements; (ii) due diligence in choosing its investments and their operators (i.e. that they be “quality” operators); (iii) supporting the mineral and oil & gas industries (through industry associations and councils) in their efforts to operate in an environmentally and socially responsible fashion with continual improvement in sustainable development performance; (iv) employees of the Corporation making a positive impact on the environment and on social issues, including, where feasible, in the procurement of goods and services; and (v) maintaining open lines of communications with stakeholders and taking into account their concerns and suggestions.

Health and Safety Policy

The Board has adopted a health and safety policy which provides the framework for the Corporation’s approach to addressing health and safety risks. This policy acknowledges the nature of the Corporation’s business (as described above) and the fact that health and safety are not typically direct risks of the Corporation’s operations. This policy articulates the Corporation’s positions with respect to: (i) compliance with legal and regulatory health and safety requirements; (ii) the standard for the facilities in which the Corporation’s offices are located from a health and safety perspective; (iii) the health and safety responsibilities of the Corporation’s employees with respect to maintenance of the workplace, following rules and reporting issues and the Corporation’s responsibilities with respect to training its employees; (iv) violence and harassment in the workplace; and (iv) substance abuse.

Discrimination, Harassment and Equal Opportunity Policy

The Board has adopted a discrimination, harassment and equal opportunity policy which provides the framework for the Corporation to maintain an environment free of discrimination and harassment, in which all individuals are treated with respect and dignity, are able to contribute fully and have equal opportunities. This policy articulates the Corporation’s position with respect to: diversity, equal opportunity, discrimination (including grounds therefor) and harassment; (ii) reporting inappropriate conduct and harassment; (iii) disciplinary measures; and (iv) the development of procedures to prevent and address human rights issues.

Nomination of Directors

The CCGC serves as the Board’s nominating committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”. With respect to nomination of directors, the CCGC is responsible for:

•                  developing and recommending to the Board criteria for selecting new directors;

•                  assisting the Board by identifying individuals qualified to become members of the Board; and

•                  recommending to the Board the director nominees for the next annual meeting of shareholders and for each committee of the Board.

The process by which the Board will identify new candidates for Board nomination will involve:

•                  annually reviewing the competencies, skills and personal qualities required of directors to add value to the Corporation;

•                  annually reviewing the competencies and skills that the Board considers each director to possess and what each new nominee should bring to the Board; and

•                  seeking individuals qualified to become members of the Board, in the context of the Corporation’s needs and the criteria established by the Board.

The CCGC has the authority to retain a search firm to be used to identify director candidates.

Compensation Process

The CCGC serves as the Board’s compensation committee. The CCGC is composed entirely of independent directors. The responsibilities, powers and operation of the CCGC generally are summarized above under “Compensation and Corporate Governance Committee”.  With respect to compensation of directors and executive officers, the CCGC is responsible for:

•                  assisting the Board in its annual review of the Board’s performance and oversight of the evaluation of management’s performance;

•                  reviewing and making recommendations to the Board with respect to the compensation of directors and the executive officers (including the CEO) of the Corporation; and

•                  approving and evaluating the compensation plans, policies and programs of the Corporation.

For information regarding the process by which the Board determines the compensation for the Corporation’s executive officers, please see “Statement of Executive Compensation — Compensation Discussion & Analysis”. For information regarding the process by which the Board determines the compensation for the Corporation’s directors, please see “Statement of Executive Compensation — Compensation of Directors”.

During the financial year ended December 31, 2009, no compensation consultant or advisor was retained to assist in determining compensation for any of the Corporation’s directors and officers, although directors did obtain guidance from experienced third parties on various compensation-related matters.

Board Assessment

The Board assesses itself, its committees and individual directors with respect to their effectiveness and contribution on an annual basis. Such assessment process involves a director questionnaire and interviews with each director to consider overall Board assessment, individual committee assessments, Board Chair assessment, individual committee chair assessments and individual director self and peer assessments. Members of the CCGC are responsible for collecting questionnaires and assessing them, and conducting interviews. However, such Committee is also permitted to retain external advisors to assist with the assessment process. The assessment for 2009 was conducted in the first quarter of 2010 and the CCGC and the Board are expected to consider the results of the assessment process at their next meeting.

Succession Planning

As part of the matrix of individual goals and compensation measures, succession is a matter of attention for each executive officer of the Corporation. At most meetings of the CCGC, succession is an agenda item and at the August meeting of the CCGC and the following meeting of the Board each year particular attention is paid to succession issues for the CEO and the other executive officers. At the CCGC meeting in August 2009, the CEO presented to the CCGC his succession plan for consideration, discussion and review. Regular reporting against this succession plan by the CEO to the CCGC is requested and reviewed periodically.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

The Canada Business Corporations Act, which governs the Corporation, provides that shareholder proposals must be received by January 7, 2011 to be considered for inclusion in the management information circular and the form of proxy for the 2011 annual meeting of shareholders, which is expected to be held on or about May 12, 2011.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2009.

In addition, copies of the Corporation’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2009 may be obtained upon request to the Corporate Secretary of the Corporation. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Corporation.

DIRECTORS’ APPROVAL

The directors of the Corporation have approved the contents and the sending of this Circular.

DATED as of April 7, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Sharon E. Dowdall
“Sharon E. Dowdall”
Chief Legal Officer and Corporate Secretary

SCHEDULE “A”

FRANCO-NEVADA CORPORATION

SHARE COMPENSATION PLAN

1.                                      DEFINITIONS AND INTERPRETATION

1.1                               Definitions: For purposes of the Plan, unless the context requires otherwise, the following words and terms shall have the following meanings:

(a)                                  “Account” has the meaning attributed to that term in section 4.9;

(b)                                 “Administrators” means the Board or such other persons as may be designated by the Board from time to time;

(c)                                  “associate” has the meaning attributed to that term in the Securities Act (Ontario);

(d)                                 “Award Date” means the date or dates on which an award of Restricted Share Units is made to a Participant in accordance with section 4.1;

(e)                                  “Blackout Period” means the period during which designated directors, officers and employees of the Corporation cannot trade the Common Shares pursuant to the Corporation’s policy respecting restrictions on directors’, officers’ and employee trading which is in effect at that time (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation or in respect of an insider, that insider is subject);

(f)                                    “Board” means the board of directors of the Corporation from time to time;

(g)                                 “Business Day” means each day other than a Saturday, Sunday or statutory holiday in Toronto, Ontario, Canada;

(h)                                 “Change of Control” means:

(i)                                     the acceptance of an Offer by a sufficient number of holders of voting shares in the capital of the Corporation to constitute the offeror, together with persons acting jointly or in concert with the offeror, a shareholder of the Corporation being entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation (provided that prior to the Offer, the offeror was not entitled to exercise more than 50% of the voting rights attaching to the outstanding voting shares in the capital of the Corporation),

(ii)                                  the completion of a consolidation, merger or amalgamation of the Corporation with or into any other corporation whereby the voting shareholders of the Corporation immediately prior to the consolidation, merger or amalgamation receive less than 50% of the voting rights attaching to the outstanding voting shares of the consolidated, merged or amalgamated corporation, or

(iii)                               the completion of a sale whereby all or substantially all of the Corporation’s undertakings and assets become the property of any other entity and the voting shareholders of the Corporation immediately prior to that sale hold less than 50% of the voting rights attaching to the outstanding voting securities of that other entity immediately following that sale;

(i)                                     “Common Shares” means the common shares of the Corporation;

(j)                                     “Consultant” means an individual (including an individual whose services are contracted for through a corporation) or corporation with whom the Corporation or any of its Subsidiaries has a written contract for services;

(k)                                  “Corporation” means Franco-Nevada Corporation, a corporation amalgamated under the Canada Business Corporations Act and the successors thereof;

(l)                                     “Effective Date” means May 12, 2010;

(m)                               “Eligible Person” means:

(i)             any officer or employee of the Corporation and/or any officer or employee of any Subsidiary and, solely for purposes of the grant of Options, any non-employee director of the Corporation and/or any non-employee director of any Subsidiary; and

(ii)          a Consultant;

(n)                                 “Event of Termination” means an event whereby a Participant ceases to be an Eligible Person and shall be deemed to have occurred by the giving of any notice of termination of employment or service (whether voluntary or involuntary and whether with or without cause), retirement, or any cessation of employment or service for any reason whatsoever, including disability or death;

(o)                                 “Fair Market Value” of a Common Share on a day means the weighted average trading price of the Common Shares on any exchange where the Common Shares are listed (including the TSX) for the last five trading days prior to such day;

(p)                                 “Grant Date” means the date or dates on which a grant of Options is made to a Participant in accordance with section 5.1;

(q)                                 “insider” has the meaning attributed to that term in the Securities Act (Ontario);

(r)                                    “Insider Participant” means a Participant who is (i) an insider of the Corporation or any of its Subsidiaries, and (ii) an associate of any person who is an insider by virtue of (i);

(s)                                  “Offer” means a bona fide arm’s length offer made to all holders of voting shares in the capital of the Corporation to purchase, directly or indirectly, voting shares in the capital of the Corporation;

(t)                                    “Option” means an option granted to an Eligible Person under the Plan to purchase Common Shares;

(u)                                 “Option Agreement” has the meaning attributed to that term in section 2.4 hereto;

(v)                                 “Option Confirmation” has the meaning attributed to that term in section 2.4 hereto;

(w)                               “Participant” means an Eligible Person selected by the Board to participate in the Plan in accordance with section 3.1 hereof;

(x)                                   “Plan” means this share compensation plan, as amended, replaced or restated from time to time;

(y)                                 “reserved for issuance” refers to Common Shares that may be issued in the future upon the vesting of Restricted Share Units which have been awarded and upon the exercise of Options which have been granted;

(z)                                   “Restricted Share Unit” means a right granted in accordance with section 4.1 hereof to receive a Common Share that becomes vested in accordance with section 4.3;

(aa)                            “Restricted Share Unit Agreement” has the meaning attributed to that term in section 2.4;

(bb)                          “Restricted Share Unit Confirmation” has the meaning attributed to that term in section 2.4;

(cc)                            “Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to directors, officers and employees of the Corporation and any of its Subsidiaries or to consultants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise; provided, however, that “Share Compensation Arrangement” does not include Common Shares owned by an Eligible Person or in respect of which an Eligible Person has subscribed prior to the completion of the initial public offering of the Corporation;

(dd)                          “Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) and “Subsidiaries” shall have a corresponding meaning; and

(ee)                            “TSX” means the Toronto Stock Exchange.

1.2.                              Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3.                              Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4.                              References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

2.                                      PURPOSE AND ADMINISTRATION OF THE PLAN

2.1                                 Purpose: The purpose of the Plan is to advance the interests of the Corporation and its Subsidiaries, if any, and its shareholders by: (i) ensuring that the interests of key Eligible Persons are aligned with the success of the Corporation and its Subsidiaries, if any; (ii) encouraging stock ownership by key Eligible Persons; and (iii) providing compensation opportunities to attract, retain and motivate key Eligible Persons.

2.2                                 Shares Subject to the Plan: The shares subject to the Plan shall be Common Shares. The Common Shares for which Restricted Share Units are awarded and Options are granted shall be authorized but unissued Common Shares. The aggregate number of Common Shares that may be issued under the Plan is limited to 5,700,876 Common Shares, subject to increase or decrease by reason of any of the events referred to in sections 4.7 and 5.7 hereof, or as may otherwise be permitted by applicable law and the TSX.

2.3                                 Limit on Issuance of Common Shares: The total number of Common Shares issuable to any Participant under this Plan and any other Share Compensation Arrangements shall not exceed 5% of the aggregate issued and outstanding Common Shares at the Award Date or Grant Date, as applicable. Except with the approval of the shareholders of the Corporation given by the affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Corporation, excluding the votes attaching to Common Shares beneficially owned by Insider Participants to whom Common Shares may be issued pursuant to this Plan, no Restricted Share Units shall be awarded and no Options shall be granted to any Participant if such award or grant, as applicable, could result, at any time, in:

(a)                                  the number of Common Shares reserved for issuance to Participants pursuant to Restricted Share Units and Options together with any other Share Compensation Arrangements exceeding 5% of Common Shares then issued and outstanding;

(b)                                 the number of Common Shares issuable to Insider Participants (under this Plan and any other Share Compensation Arrangements), at any time exceeding 5% of Common Shares then issued and outstanding;

(c)                                  the number of Common Shares issued to Insider Participants (under this Plan and any other Share Compensation Arrangements), within any one-year period, exceeding 5% of Common Shares then issued and outstanding; or

(d)                                 the number of Common Shares issued to any Participant, within any one-year period, exceeding 5% of Common Shares then issued and outstanding.

In the event that the Corporation purchases Common Shares for cancellation or any conversion, exchange or purchase rights for Common Shares attached to any securities of the Corporation expire or otherwise are extinguished, the Corporation shall be deemed to be in compliance with the foregoing maximum limits, if immediately prior to such purchase, expiration or other extinguishment, the Corporation was in compliance with such limits.

In addition, the number of Common Shares reserved for issuance to Participants who are non-employee directors pursuant to Options shall be limited to the lesser of: (i) 0.25% of the Common Shares then issued and outstanding; and (ii) $1,000,000 in total value of grants that each director receives over the life of the Plan from the Effective Date or an annual grant value of $100,000 per director, in both cases based on a valuation determined using the Black-Scholes formula or any other formula which is widely accepted by the business community as a method for the valuation of options.

2.4                                 Administration of the Plan: The Plan shall be administered by the Administrators, through the recommendation of the Compensation and Corporate Governance Committee of the Board. Subject to section 2.3 hereof and other limitations of the Plan, the Administrators shall have the power and authority to:

(a)                                  adopt rules and regulations for implementing the Plan;

(b)                                 determine the eligibility of persons to participate in the Plan, when Restricted Share Units and Options to Eligible Persons shall be awarded or granted, the number of Restricted Share Units and Options to be awarded or granted, the vesting criteria for each award of Restricted Share Units and the vesting period for each grant of Options;

(c)                                  determine the forms of restricted share unit confirmation (“Restricted Share Unit Confirmation”) and restricted share unit agreement (“Restricted Share Unit Agreement”) for each Restricted Share Unit, and the forms of option confirmation (“Option Confirmation”) and option agreement (“Option Agreement”) for each Option;

(d)                                 interpret and construe the provisions of the Plan;

(e)                                  subject to regulatory requirements, make exceptions to the Plan in circumstances which they determine to be exceptional; and

(f)                                    make all other determinations and take all other actions as they determine to be necessary or desirable to implement, administer and give effect to the Plan.

3.                                      ELIGIBILITY AND PARTICIPATION IN PLAN

3.1                                 The Plan and Participation: The Plan is hereby established for Eligible Persons. Restricted Share Units may be awarded and Options may be granted to any Eligible Person as determined by the Administrators in accordance with the provisions hereof; provided, however, that Restricted Share Units shall not be awarded to non-employee directors of the Corporation in any circumstance.

3.2                                 Agreements: All Restricted Share Units awarded hereunder shall be evidenced by a Restricted Share Unit Agreement between the Corporation and the Participant. All Options granted hereunder shall be evidenced by an Option Agreement between the Corporation and the Participant.

4.                                      AWARD OF RESTRICTED SHARE UNITS

4.1                                 Award of Restricted Share Units: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Restricted Share Units pursuant to the Plan will be awarded, the number of Restricted Share Units to be awarded and credited to each Participant’s Account, the Award Date and, subject to section 4.3 hereof, the applicable vesting criteria. Upon the award of Restricted Share Units, the number of Restricted Share Units awarded to a Participant shall be credited to the Participant’s Account effective as of the Award Date.

4.2                                 Restricted Share Unit Confirmation: Upon the award of each Restricted Share Unit, a Restricted Share Unit Confirmation specifying the vesting criteria, shall be delivered by the Administrators to the Participant.

4.3                                 Vesting:

(a)                                  Subject to subsections (c) and (d) below, at the time of the award of Restricted Share Units, the Administrators shall determine in their sole discretion the vesting criteria applicable to the awarded Restricted Share Units.

(b)                                 For greater certainty, the vesting of Restricted Share Units may be determined by the Administrators to include criteria such as performance vesting, in which the number of Common Shares to be delivered to a Participant for each Restricted Share Unit that vests may fluctuate based upon the Corporation’s performance and/or the market price of the Common Shares, in such manner as determined by the Administrators in their sole discretion.

(c)                                  At a minimum, Restricted Share Units with time vesting criteria shall vest in respect of 33 1/3 % of the Common Shares subject to the Restricted Share Units on the first day after each of the first three anniversaries of the Award Date of such Restricted Share Units and Restricted Share Units with performance vesting criteria shall vest on the first day after the first anniversary of the Award Date of such Restricted Share Units.

(d)                                 Notwithstanding the foregoing in this section 4.3, all vesting and issuances or payments, as applicable, shall be completed no later than December 15 of the third calendar year commencing after an Award Date.

4.4                                 Blackout Periods: Should the vesting date of a Restricted Share Unit fall within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such vesting date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the vesting date for such Restricted Share Unit for all purposes under the Plan. Notwithstanding section 6.3 hereof, the ten Business Day period referred to in this section 4.4 may not be extended by the Board.

4.5                                 Common Shares Issued by the Corporation on Vesting: As soon as practicable after the relevant vesting date of any award of Restricted Share Units under the Plan, the number of Common Shares required to be issued to a Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as fully paid and non-assessable and such Participant shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares. No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares issuable pursuant to Restricted Share Units until that person or entity becomes the holder of record of those Common Shares.

4.6                                 Taxes and Source Deductions: The Corporation or any affiliate may take such reasonable steps for the withholding of any taxes and other required source deductions which the Corporation or any affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Restricted Share Unit or Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment not related to the vesting of any Restricted Share Unit or the issue of any Common Share, or the withholding and sale of Common Shares to be issued upon the vesting of any Restricted Share Unit on behalf of such Participant (the proceeds from which shall then be withheld in accordance herewith).

4.7                                 Adjustments: Appropriate adjustments with respect to Restricted Share Units awarded or to be awarded and in the number of Common Shares that are available for Restricted Share Units under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

4.8                                 Rights Upon an Event of Termination:

(a)                                  If an Event of Termination has occurred, any and all Common Shares corresponding to any vested Restricted Share Units in the Participant’s Account, if any, shall be issued as soon as practicable after the Event of Termination to the former Participant in accordance with section 4.5 hereof.

(b)                                 If an Event of Termination has occurred, any unvested Restricted Share Units in the Participant’s Account shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be forfeited by the Participant and cancelled.

(c)                                  Notwithstanding the foregoing in (b), if a Participant retires in accordance with the Corporation’s retirement policy at such time, the pro-rata portion of any unvested performance-based Restricted Share Units in the Participant’s Account shall not be forfeited by the Participant or cancelled and instead shall vest after the Event of Termination has occurred (as if it had not occurred), but only if the performance vesting criteria are met on the applicable measurement date.

(d)                                 Notwithstanding the foregoing in (b), if a Participant is terminated for just cause, each unvested Restricted Share Unit in the Participant’s Account shall forthwith and automatically be forfeited by the Participant and cancelled.

(e)                                  For the purposes of this Plan and all matters relating to the Restricted Share Units, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

4.9                                 Restricted Share Unit Accounts: A separate notional account for Restricted Share Units shall be maintained for each Participant (an “Account”). Each Account will be credited with Restricted Share Units awarded to the Participant from time to time pursuant to section 4.1 hereof by way of a bookkeeping entry in the books of the Corporation. On the vesting of the Restricted Share Units pursuant to section 4.3 hereof and the corresponding issuance of Common Shares to the Participant pursuant to section 4.5 hereof, or on the forfeiture and cancellation of the Restricted Share Units pursuant to section 4.8 hereof, the Restricted Share Units credited to the Participant’s Account will be cancelled.

4.10                           Record Keeping: The Corporation shall maintain records in which shall be recorded:

(a)                                  the name and address of each Participant;

(b)                                 the number of Restricted Share Units credited to each Participant’s Account;

(c)                                  any and all adjustments made to Restricted Share Units recorded in each Participant’s Account; and

(d)                                 any other information which the Corporation considers appropriate to record in such register.

5.                                      GRANT OF OPTIONS

5.1                                 Grant of Options: Subject to the terms and conditions of this Plan, the Administrators shall determine to whom Options pursuant to the Plan will be granted, the number of Options to be granted, the Grant Date, the exercise price of each Option, the expiration date of each Option and, subject to section 5.3 hereof, the applicable vesting criteria; provided, however that the exercise price shall not be less than the Fair Market Value on the Grant Date.

5.2                                 Option Confirmation: Upon the grant of each Option, an Option Confirmation shall be delivered by the Administrators to the Participant.

5.3                                 Vesting:

(a)                                  Subject to subsections (b) and (c) below, at the time of the grant of Options, the Administrators shall determine in their sole discretion the vesting criteria applicable to the granted Options.

(b)                                 unless otherwise determined by the Administrators, Options shall vest and become exercisable in respect of 33 1/3 % of the Common Shares subject to such Options on the first day after each of the first three anniversaries of the Grant Date of such Options.

(c)                                  Notwithstanding the foregoing in this section 5.3, all vesting and issuances or payments, as applicable, shall be completed no later than December 15 of the third calendar year commencing after an Award Date.

5.4                                 Term of Option/Blackout Periods: The term of each Option shall be determined by the Administrators; provided that no Option shall be exercisable after ten years from the date on which it is granted. Should the term of an Option expire on a date that falls within a Blackout Period or within nine Business Days following the expiration of a Blackout Period, such expiration date shall be automatically extended without any further act or formality to that date which is the tenth Business Day after the end of the Blackout Period, such tenth Business Day to be considered the expiration date for such Option for all purposes under the Plan.  Notwithstanding section 6.3 hereof, the ten Business Day period referred to in this section 5.4 may not be extended by the Board.

5.5                                 Exercise of Option:

(a)                                  An Option that has vested in accordance with the provisions of this Plan and the applicable Option Confirmation may be exercised at any time, or from time to time, during its term as to any number of whole Common Shares that are then available for purchase; provided that no partial exercise may be for less than 100 whole Common Shares.  An Option may be exercised by delivery of a written notice of the election to the Administrators in the form set forth in the Option Agreement with respect to the Option, or in any other form acceptable to the Administrators.  The aggregate amount to be paid for the Common Shares to be acquired pursuant to the exercise of an Option shall accompany the written notice.

(b)                                 Upon actual receipt by the Administrators of written notice and a cheque for the aggregate exercise price, the number of Common Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable and the Participant exercising the Option shall be registered on the books of the Corporation as the holder of the appropriate number of Common Shares.  No person or entity shall enjoy any part of the rights or privileges of a holder of Common Shares subject to Options until that person or entity becomes the holder of record of those Common Shares.

5.6                                 Taxes and Source Deductions: The Corporation or any affiliate may take such reasonable steps for the withholding of any taxes and other required source deductions which the Corporation or any affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option or Common Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment not related to the exercise of any Option or the issue of any Common Share, or the withholding and sale of Common Shares to be issued upon the exercise of any Option on behalf of such Participant (the proceeds from which shall then be withheld in accordance herewith).

5.7                                 Adjustments: Appropriate adjustments with respect to Options granted or to be granted, in the number of Common Shares that are available for Options and in the exercise price for such Common Shares under the Plan may be made by the Administrators to give effect to any change in the number of Common Shares of the Corporation resulting from rights offerings or subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Corporation.

5.8                                 Rights Upon an Event of Termination:

(a)                                  If an Event of Termination has occurred, any unvested Options, to the extent not available for exercise as of the date of the Event of Termination, shall, unless otherwise determined by the Administrators in their discretion, forthwith and automatically be cancelled, terminated and not available for exercise without further consideration or payment to the Participant.

(b)                                 Except as otherwise stated herein or otherwise determined by the Administrators in their discretion, upon the occurrence of an Event of Termination, the vested Options granted to the effected Participant that are available for exercise may be exercised only before the earlier of:

(i)                                     the termination of the Option; and

(ii)                                  six months after the date of the Event of Termination.

(c)                                  Notwithstanding the foregoing in (a) and (b), if a Participant is terminated for just cause, each Option held by the Participant, whether or not then exercisable, shall forthwith and automatically be cancelled and may not be exercised by the Participant.

(d)                                 For the purposes of this Plan and all matters relating to the Options, the date of the Event of Termination shall be determined without regard to any applicable notice of termination, severance or termination pay, damages, or any claim thereto (whether express, implied, contractual, statutory, or at common law).

5.9                                 Record Keeping: The Corporation shall maintain an Option register in which shall be recorded:

(a)                                  the name and address of each holder of Options;

(b)                                 the number of Common Shares subject to Options granted to each holder of Options;

(c)                                  the term of the Option and exercise price, including adjustments for each Option granted; and

(d)                                 any other information which the Corporation considers appropriate to record in such register.

6.                                      GENERAL

6.1                                 Effective Date of Plan:  The Plan shall be effective as of the Effective Date.

6.2                                 Change of Control: Notwithstanding any other provision of this Plan, all unvested Restricted Share Units and all Options (whether or not currently exercisable) shall vest or become exercisable, as applicable, at such time as determined by the Administrators in their sole discretion such that Participants under the Plan shall be able to participate in the Change of Control transaction, including by surrendering such Restricted Share Units and Options to the Corporation or a third party or exchanging such Restricted Share Units or

Options, for consideration in the form of cash and/or securities, to be determined by the Administrators in their sole discretion.

6.3                                 Amendment or Termination of Plan: The Board may amend this Plan or any Restricted Share Unit or any Option at any time without the consent of Participants provided that such amendment shall:

(a)                                  not adversely alter or impair any Restricted Share Unit previously awarded or any Option previously granted except as permitted by the provisions of sections 4.7 and 5.7 hereof;

(b)                                 be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)                                  be subject to shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval shall not be required for the following amendments:

(i)                                     amendments of a “housekeeping nature”, including any amendment to the Plan or a Restricted Share Unit or Option that is necessary to comply with applicable laws, tax or accounting provisions or the requirements of any regulatory authority or stock exchange and any amendment to the Plan or a Restricted Share Unit or Option to correct or rectify any ambiguity, defective provision, error or omission therein, including any amendment to any definitions therein;

(ii)                                  amendments that are necessary for Restricted Share Units or Options to qualify for favourable treatment under applicable tax laws;

(iii)                               a change to the vesting provisions of any Restricted Share Unit or any Option (including any alteration, extension or acceleration thereof);

(iv)                              a change to the termination provisions of any Option (for example, relating to termination of employment, resignation, retirement or death) that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of section 5.4);

(v)                                 the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units, retain a broker and make payments for the benefit of Participants to such broker who would purchase Common Shares through the facilities of the TSX for such Participants;

(vi)                              the introduction of features to the Plan that would permit the Corporation to, instead of issuing Common Shares from treasury upon the vesting of the Restricted Share Units,  make lump sum cash payments to Participants;

(vii)                           the introduction of a cashless exercise feature payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(viii)                        change the application of sections 4.7 and 5.7 hereof (Adjustments) and section 6.2 (Change of Control).

For greater certainty, shareholder approval shall be required in circumstances where an amendment to the Plan would:

(a)                                  increase the fixed maximum number of Common Shares issuable under the Plan, other than by virtue of sections 4.7 and 5.7 hereof, or change from a fixed maximum number of Common Shares to a fixed maximum percentage of issued and outstanding Common Shares;

(b)                                 increase the limits in section 2.3;

(c)                                  permit the award of Restricted Share Units to non-employee directors of the Corporation or change in the limitations on grants of Options to non-employee directors;

(d)                                 permit Restricted Share Units or Options to be transferable or assignable other than for normal estate settlement purposes;

(e)                                  reduce the exercise price of any Option (including any cancellation of an Option for the purpose of reissuance of a new Option at a lower exercise price to the same person);

(f)                                    extend the term of any Option beyond the original term (except if such period is being extended by virtue of section 5.4 hereof); or

(g)                                 amend this section 6.3.

The Administrators may terminate this Plan at any time in their absolute discretion. If the Plan is so terminated, no further Restricted Share Units shall be awarded and no further Options shall be granted, but the Restricted Shares Units then outstanding and credited to Participants’ Accounts and the Options then outstanding shall continue in full force and effect in accordance with the provisions of this Plan.

6.4                                 Transferability: A Participant shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, the Participant’s Restricted Share Units or Options or any rights the Participant has under the Plan.

6.5                                 Rights as a Shareholder: Under no circumstances shall the Restricted Share Units or Options be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares (including, but not limited to, the right to dividend equivalent payments other than the adjustments provided under sections 4.7 and 5.7).

6.6                                 No Effect on Employment, Rights or Benefits:

(a)                                  The terms of employment shall not be affected by participation in the Plan.

(b)                                 Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue as a director, officer, employee or Consultant nor interfere or be deemed to interfere in any way with any right of the Corporation, the Board or the shareholders of the Corporation to remove any Participant from the Board or of the Corporation or any Subsidiary to terminate any Participant’s employment or agreement with a Consultant at any time for any reason whatsoever.

(c)                                  Under no circumstances shall any person who is or has at any time been a Participant be able to claim from the Corporation or any Subsidiary any sum or other benefit to compensate for the loss of any rights or benefits under or in connection with this Plan or by reason of participation in this Plan.

6.7                                 Market Value of Common Shares: The Corporation makes no representation or warranty as to the future market value of any Common Shares. No Participant shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted to or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the market value of the shares of the Corporation or a corporation related thereto.

6.8                                 Compliance with Applicable Law:

(a)                                  If any provision of the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

(b)                                 The award of Restricted Share Units, the grant of Options and the issuance of Common Shares under this Plan shall be carried out in compliance with applicable statutes and with the regulations of governmental authorities and the TSX. If the Administrators determine in their discretion that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the award of a Restricted Share Unit, the grant of an Option or the issue of a Common Share upon the vesting of a Restricted Share Unit or exercise of an Option, as applicable, that Restricted Share Unit may not vest in whole or in part and that Option may not be exercised whole or in part, as applicable, unless that action shall have been completed in a manner satisfactory to the Administrators.

6.9                                 Governing Law: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

6.10                           Subject to Approval: The Plan is adopted subject to the approval of the TSX and any other required regulatory approval. To the extent a provision of the Plan requires regulatory approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in effect.

6.11                           Special Terms and Conditions Applicable to U.S. Participants: Common Shares required to be issued to a U.S. Participant upon the vesting of such Participant’s Restricted Share Units in the Participant’s Account will be duly issued as soon as practicable, but in all events, no later than March 15 of the calendar year following the calendar year in which the vesting date occurs.  The Administrators shall not, at their discretion, extend the vesting date of any Restricted Share Unit in such a manner that would result in a deferral of compensation that violates section 409A of the U.S. Internal Revenue Code of 1986, as amended. For purposes of this paragraph, “U.S. Participant” means a Participant who is a citizen of the United States or a resident of the United States, as defined in section 7701(a)(30)(A) and section 7701(b)(1) of the U.S. Internal Revenue Code of 1986, as amended.

ADOPTED the 12th day of May, 2010.

FRANCO-NEVADA CORPORATION

Per:	“Sharon E. Dowdall”

SCHEDULE “B”

FRANCO-NEVADA CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

1.                                      PURPOSE

The purpose of this mandate is to set out the mandate and responsibilities of the board of directors (the “Board of Directors” or “Board”) of Franco-Nevada Corporation (“Franco-Nevada”).  The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of Franco-Nevada with the highest standards of ethical conduct and in the best interests of Franco-Nevada.

2.                                      COMPOSITION

The Board of Directors shall be composed of between six and 12 individuals, the majority of whom will be Canadian residents.  The Board shall be constituted with a majority of individuals who qualify as “independent” directors as defined in National Instrument 58-101 — Disclosure of Corporate Governance Practices.

3.                                      RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board of Directors is responsible for the stewardship of Franco-Nevada and in that regard shall be responsible for:

(a)          to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

(b)         enhancing the reputation, goodwill and image of Franco-Nevada;

(c)          adopting a strategic planning process and reviewing, on an annual basis, the strategic plan and business objectives of Franco-Nevada (taking into account, among other things, the opportunities and risks of Franco-Nevada’s business) that are presented by management;

(d)         the identification and review of the principal risks of Franco-Nevada’s business and ensuring, with the assistance of the audit and risk committee of the Board (the “Audit and Risk Committee”), the implementation of appropriate risk management systems;

(e)          ensuring, with the assistance of the compensation and corporate governance committee of the Board (the “Compensation and Corporate Governance Committee”), the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable laws, and that such compliance is reviewed periodically by the Compensation and Corporate Governance Committee;

(f)            assessing the performance of Franco-Nevada’s executive officers, monitoring succession plans and periodically monitoring the compensation levels of executive officers based on the determinations and recommendations made by the Compensation and Corporate Governance Committee;

(g)         ensuring internal control and management information systems are in place for Franco-Nevada, with the Audit and Risk Committee assessing the effectiveness of the internal control and management information systems through meetings held with the external auditors, as appropriate, and senior management and a review of reports prepared by senior management;

(h)         establishing the Audit and Risk Committee as a standing audit committee of the Board;

(i)             developing Franco-Nevada’s approach to corporate governance by establishing the Compensation and Corporate Governance Committee as a standing committee of the Board, including developing a set of corporate governance principles and guidelines that are specifically applicable to Franco-Nevada;

(j)             ensuring that Franco-Nevada has in place a communication policy which enables Franco-Nevada to effectively communicate with shareholders, other stakeholders and the public generally, and is reviewed at such intervals as the Board deems appropriate; and

(k)          establishing measures for receiving feedback from stakeholders.

4.                                      EXPECTATIONS OF DIRECTORS

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the proper conduct of the Board.

(a)          Commitment and Attendance.  All directors are expected to maintain a high attendance record at meetings of the Board and the committees of which they are members. Attendance by telephone or video conference may be used to facilitate a director’s attendance.

(b)         Preparation for Meetings.  All directors are expected to review the materials circulated in advance of meetings of the Board and its committees and should arrive prepared to discuss the issues presented.  Directors are encouraged to contact the Chair of the Board, the Chief Executive Officer and any other appropriate executive officer(s) of Franco-Nevada to ask questions and discuss agenda items prior to meetings.

(c)          Participation in Meetings.  Each director is expected to be sufficiently knowledgeable of the business of Franco-Nevada, including its financial statements, and the risks it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

(d)         Loyalty and Ethics.  In their roles as directors, all directors owe a duty of loyalty to Franco-Nevada. This duty of loyalty mandates that the best interests of Franco-Nevada take precedence over any other interest possessed by a director.  Directors are expected to conduct themselves in accordance with Franco-Nevada’s Code of Business Conduct and Ethics.

(e)          Other Directorships and Significant Activities.  Franco-Nevada values the experience directors bring from other boards on which they serve and other activities in which they participate, but recognizes that those boards and activities also may present demands on a director’s time and availability and may present conflicts or legal issues, including independence issues. No director should serve on the board of a competitor or of a regulatory body with oversight of Franco-Nevada. Each director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the director’s time and availability for his or her commitment to Franco-Nevada.  Directors should advise the chair of the Compensation and Corporate Governance Committee and the Chief Executive Officer before accepting membership on other public company boards of directors or any audit committee or other significant committee assignment on any other board of directors, or establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the director’s relationship to Franco-Nevada.

(f)            Contact with Management and Employees.  All directors should be free to contact the Chief Executive Officer at any time to discuss any aspect of Franco-Nevada’s business.  Directors should use their judgement to ensure that any such contact is not disruptive to the operations of Franco-Nevada. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer in meetings of the Board of Directors and committees, or in other formal or informal settings.

(g)         Speaking on Behalf of Franco-Nevada.  It is important that Franco-Nevada speak to employees and outside constituencies with a single voice, and that management serve as the primary spokesperson.  As a result, directors should ensure that they adhere to Franco-Nevada’s disclosure policy.

(h)         Confidentiality.  The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

5.                                      MEASURES FOR RECEIVING SHAREHOLDER FEEDBACK

All publicly disseminated materials of Franco-Nevada shall provide for a mechanism for feedback from shareholders.  Persons designated to receive such information shall be required to provide a summary of the feedback to the Board of Directors on a semi-annual basis or at such other interval as they see fit.  Specific procedures for permitting shareholder feedback and communication with the Board will be prescribed by Franco-Nevada’s disclosure policy approved by the Board.

6.                                      MEETINGS

The Board of Directors will meet not less than four times per year: three meetings to review quarterly results and one prior to the issuance of the annual financial results of Franco-Nevada.

7.                                      INDEPENDENT ADVICE

In discharging its mandate, the Board of Directors shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants if appropriate.

8.                                      EXPECTATIONS OF MANAGEMENT OF FRANCO-NEVADA

Management shall be required to report to the Board of Directors at the request of the Board on the performance of Franco-Nevada, management’s concerns and any other matter the Board or its Chair may deem appropriate.  In addition, the Board expects management to promptly report to the Chair of the Board any significant developments, changes, transactions or proposals respecting Franco-Nevada.

9.                                      ANNUAL EVALUATION

At least annually, the Board of Directors through the Compensation and Corporate Governance Committee shall, in a manner it determines to be appropriate:

(a)          conduct a review and evaluation of the performance of the Board and its members, its committees and their members, including the compliance of the Board with this mandate and of the committees with their respective charters; and

(b)         review and assess the adequacy of this mandate on an annual basis.